UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 6, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **AGA Results for the Third Quarter 2013**



Report
for the quarter and nine months ended 30 September 2013

Group results for the quarter….

❖ Gold production up 12% from previous quarter to 1,043koz; better than 950koz-1Moz guidance.
❖ Total cash costs $809/oz improve 10%; better than $860/oz-$890/oz guidance
❖ Annual cost and production guidance[1] maintained at 4.0Moz – 4.1Moz at $815/oz - $845/oz.
❖ Operating improvements recorded by all four operating regions and 9 of 10 countries.
❖ Corporate costs* fall by 26% from the previous quarter to $42m.
❖ Expensed exploration costs fall by 30% to $55m from the previous quarter.
❖ All-in sustaining costs** improved by 11% to $1,155/oz, from $1,302/oz the previous quarter.
❖ Cash flow from operating activities increased 128% from the previous quarter to $319m.
❖ Record safety performance: SA fatality free in Q3; Vaal River mines fatality free 14 months.
❖ Tropicana and Kibali projects started production on time and budget; ramp-up underway for both.
❖ Balance sheet strengthened; 7-year bond replaced convertibles maturing in 2014.

* Including administration, marketing and other expenses; ** World Gold Council Standard.

		Quarter			Nine months	
		ended Sep 2013	ended Jun 2013	ended Sep 2012 Restated[1]	ended Sep 2013	ended Sep 2012 Restated[1]
		US dollar / Imperial				
Operating review						
Gold						
Produced	- oz (000)	**1,043**	935	1,030	2,876	3,084
Price received [2]	- $/oz	**1,327**	1,421	1,648	1,455	1,649
All-in sustaining costs[3]	- $/oz	**1,155**	1,497	1,254	1,301	1,167
Total cash costs	- $/oz	**809**	898	834	865	790
Financial review						
Adjusted gross profit [4]	- $m	**310**	231	599	975	1,996
Gross profit	- $m	**276**	330	539	1,041	1,936
Profit (loss) attributable to equity shareholders	- $m	**1**	(2,165)	187	(1,925)	1,071
	- cents/share	**0**	(559)	48	(496)	277
Headline (loss) earnings	- $m	**(18)**	112	197	354	1,088
	- cents/share	**(5)**	29	51	91	281
Adjusted headline earnings (loss) [5]	- $m	**576**	(135)	253	553	969
	- cents/share	**148**	(35)	65	142	250
Cash flow from operating activities	- $m	**319**	140	344	815	1,475
Capital expenditure	- $m	**448**	556	585	1,516	1,478

Notes:
1. Restated for changes in the Accounting Policies. Refer to note 14 of the financial statements.
2. Refer to note C "Non-GAAP disclosure" for the definition.
3. Refer to note D "Non-GAAP disclosure" for definition.
4. Refer to note B "Non-GAAP disclosure" for the definition
5. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012 that was filed with the United Stated Securities and Exchange Commission ("SEC") on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.



Quarter 3 2013



Operations **at a glance**
for the quarter ended 30 September 2013

	Production			All-in Sustaining costs[1]			Total cash costs			Adjusted gross profit (loss)[2]		
	oz (000)	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$m	Year-on-year % Variance [3]	Qtr on Qtr $m Variance [4]
SOUTH AFRICA	**329**	**(12)**	**7**	**1,143**	**(2)**	**(6)**	**851**	**-**	**(4)**	**76**	**(132)**	**(5)**
Vaal River Operations	**122**	**(1)**	**11**	**1,216**	**(20)**	**(12)**	**867**	**(1)**	**(9)**	**24**	**(8)**	**10**
Great Noligwa	17	(41)	(19)	1,516	16	27	1,298	24	31	(3)	(14)	(9)
Kopanang	44	(8)	(6)	1,273	(18)	4	960	(13)	10	3	(12)	(10)
Moab Khotsong	60	30	43	1,082	(34)	(34)	671	(35)	(35)	24	18	29
West Wits Operations	**149**	**(24)**	**10**	**1,135**	**16**	**(2)**	**814**	**(7)**	**(2)**	**37**	**(106)**	**(1)**
Mponeng	88	(30)	10	1,085	29	(1)	757	22	(1)	29	(79)	2
TauTona [5]	61	(14)	9	1,207	1	(3)	897	3	(2)	9	(26)	(2)
Total Surface Operations	**59**	**9**	**(5)**	**993**	**5**	**(2)**	**915**	**5**	**1**	**15**	**(18)**	**(13)**
First Uranium SA [6]	26	86	(4)	940	(11)	(16)	793	(12)	(11)	3	1	(7)
Surface Operations	33	(18)	(6)	1,032	14	11	1,012	19	11	11	(20)	(7)
INTERNATIONAL OPERATIONS	**714**	**9**	**14**	**1,180**	**(7)**	**(26)**	**787**	**(5)**	**(13)**	**232**	**(181)**	**62**
CONTINENTAL AFRICA	**383**	**7**	**12**	**1,141**	**(8)**	**(35)**	**804**	**(4)**	**(9)**	**130**	**(89)**	**30**
Ghana												
Iduapriem	62	38	22	633	(56)	(77)	580	(39)	(36)	36	12	19
Obuasi	68	13	17	1,910	(10)	(22)	1,082	(7)	(31)	(8)	(22)	24
Guinea												
Siguiri - Attr. 85%	69	15	11	1,036	(5)	3	987	(3)	16	23	(7)	(7)
Mali												
Morila - Attr. 40% [7]	12	(33)	(29)	1,152	42	35	757	(3)	4	7	(8)	(4)
Sadiola - Attr. 41% [7]	20	(23)	(13)	1,988	68	84	1,738	66	73	(8)	(21)	(18)
Yatela - Attr. 40% [7]	5	(29)	(17)	1,483	(15)	(4)	1,422	(15)	(2)	(1)	(1)	-
Namibia												
Navachab	19	27	46	653	(56)	(78)	502	(57)	(49)	15	12	10
Tanzania												
Geita	127	-	12	914	12	(35)	549	23	7	67	(52)	(1)
Non-controlling interests, exploration and other										-	(3)	6
AUSTRALASIA	**62**	**(3)**	**24**	**1,582**	**14**	**(35)**	**1,270**	**36**	**(31)**	**(11)**	**(47)**	**19**
Australia												
Sunrise Dam	62	(3)	24	1,229	-	(37)	1,184	33	(31)	(4)	(44)	20
Exploration and other										(7)	(4)	(1)
AMERICAS	**270**	**14**	**15**	**957**	**(13)**	**(15)**	**656**	**(16)**	**(11)**	**114**	**(44)**	**14**
Argentina												
Cerro Vanguardia - Attr. 92.50%	63	13	2	823	(17)	(19)	614	(13)	-	34	(14)	(1)
Brazil												
AngloGold Ashanti Mineração	103	13	36	996	(24)	(28)	602	(28)	(30)	37	-	23
Serra Grande [8]	35	17	(5)	979	(17)	(1)	709	(17)	5	13	(5)	(4)
United States of America												
Cripple Creek & Victor	69	15	15	1,006	16	14	744	3	2	29	(23)	(3)
Non-controlling interests, exploration and other										2	(1)	-
OTHER										**(2)**	**(8)**	**(2)**
Sub-total	**1,043**	**1**	**12**	**1,155**	**(8)**	**(23)**	**809**	**(3)**	**(10)**	**307**	**(320)**	**57**
Equity accounted investments included above										3	30	23
AngloGold Ashanti										**310**	**(290)**	**80**

[1] Refer to note D under "Non-GAAP disclosure" for definition
[2] Refer to note B under "Non-GAAP disclosure" for definition
[3] Variance September 2013 quarter on September 2012 quarter - increase (decrease).
[4] Variance September 2013 quarter on June 2013 quarter - increase (decrease).
[5] As from 1 January 2013, TauTona and Savuka were mined as one operation. For presentation purposes TauTona and Savuka have been combined for the prior quarter and prior year.
[6] Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.
[7] Equity accounted joint ventures.
[8] Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER AND NINE MONTHS

FINANCIAL AND CORPORATE REVIEW

Adjusted headline earnings (AHE) were $576m, or 148 US cents per share in the three months ended 30 September 2013, compared with a loss of $135m or 35 US cents per share the previous quarter, and a positive $253m or 65 US cents per share in the third quarter of 2012. AHE normalised at $110m or 28 cents per share is after adjusting for the realised fair value on the mandatory convertible bond $567m, operational and corporate redundancy costs $42m and transaction costs for the $1.25bn bond as well as fair value adjustments on the early redemption of the 3.5 % May 2014 convertible bond $59m (refer table below for more detail).

Reconciliation of Q3 Adjusted headline earnings (AHE) published to normalised

	$m
Q3 AHE as published	576
Corporate retrenchment & termination costs	12
Redundancy costs (operations)	30
Transaction costs ($1.25bn bond) and termination of bridge facility	20
Fair value adjustment & early redemption of May 2014 convertible bond	39
Realised fair value gain on MENS	(567)
Q3 AHE normalised	110

The increase in normalised AHE from $9m for the three months ended 30 June 2013 to $110m for the three months ended September 2013 is due to improved operational performance $149m (largely driven by grade as well as increased volume), weaker local currencies $25m, lower corporate and exploration costs of $11m and $17m respectively, which were partly negated by the 7% or $94/oz lower gold price $57m, higher wages and winter power tariffs $15m , higher finance costs $13m and other items aggregating $16m.

Net profit attributable to equity shareholders for the third quarter of 2013 was $1m, compared to a loss of $2.165bn the previous quarter which was impacted by a post-tax impairment of assets and investments and inventory write-downs of $2.4bn.

Operational performance for the third quarter was strong with both production and costs coming in better than the previous quarter and market guidance. Production was 1,043,000oz at an average total cash cost of $809/oz, compared to 935,000oz at $898/oz the previous quarter and 1,030,000oz at $834/oz in the third quarter of 2012. Guidance for the third quarter of 2013 was 950,000oz to 1Moz at a total cash cost of $860-890/oz. Costs benefited from higher output, weaker currencies and early indications are that a range of cost saving initiatives are gaining traction.

Production from all four operating regions improved quarter on quarter: South African operations gained 7% improvement to 329,000oz; Continental Africa improved 12% to 383,000oz; Americas gained 15% to 270,000oz; and Australia was up 24% to 62,000oz. Out of the 10 countries with operations, nine showed production improvements quarter on quarter – Namibia improved by 46%; Australia by 24%; Brazil up 22%; Ghana was up 19%; the US up 15%; Tanzania up 12%; Guinea up 11%; South Africa increased by 7% and Argentina up 2%.

Total cash costs for the third quarter of 2013 dropped $89/oz compared to the previous quarter, from $898/oz to $809/oz. This cost reduction was realised despite the impact of annual wage increases and higher winter tariffs in South Africa. The improvement came from a combination of higher production, cost saving initiatives, currency weakness, and inventory adjustments.

Summary of quarter-on-quarter operating and cost improvements:

	Q2'2013	Q3'2013	Improvement?	Quantum of improvement
Gold Price received	US$1,421/oz	US$1,327/oz	No	(7%)
Gold Production	935,000oz	1,043,000oz	Yes	12%
Total cash costs	$898/oz	$809/oz	Yes	10%
Corporate & marketing*	$57m	$42m	Yes	26%
Exploration & evaluation	$79m	$55m	Yes	30%
Capital Expenditure	$556m	$448m	Yes	19%
All-in sustaining ** (WGC standard) ***	$1,302/oz	$1,155/oz	Yes	11%
Cash inflow from operating activities	$140m	$319m	Yes	128%
Free cash outflow	$497m	$205m	Yes	59%

* Including administration and other expenses

** All-in sustaining costs excluding Q2 stockpile impairments.

*** *During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on "all-in sustaining costs" and "all-in costs" metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these new metrics, in particular the "all-in sustaining cost" metric which AngloGold Ashanti will report, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. "All-in sustaining costs" is an extension of the existing "cash cost" metric and incorporates all costs related to sustaining production and in particular recognises the sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. "All-in sustaining $/oz" is arrived at by dividing the dollar value of the sum of these cost metrics, by the dollar values of gold sold.*

Cash flow from operating activities increased 128% from $140m the previous quarter to $319m in the third quarter of 2013. Total capital expenditure during the third quarter was $448m (including equity accounted joint ventures), compared with $556m the previous quarter and $585m in the third quarter of last year. Of the total capital spent, project capital expenditure during the quarter amounted to $216m. Free cash flow improved from negative $497m the previous quarter to negative $205m in the third quarter of 2013, reflecting declining capital expenditures, improved costs and higher production.

At the end of the third quarter of 2013, Net Debt was US$3.01bn compared to $2.78bn in the second quarter of 2013, resulting in a Net Debt to EBITDA ratio of 2.02 times. The negative cash flow for third quarter 2013 mainly related to the project capital expenditure of $216m, the majority of which was spent on key projects at Tropicana and Kibali, both of which reported their first production during September, and the expansion of Cripple Creek & Victor, which is scheduled to contribute additional production from 2015.

UPDATE ON CAPITAL PROJECTS

The company is happy to announce the successful commissioning of two new gold projects in the last week of September – Tropicana and Kibali. Together, these projects are expected to add attributable production of 550,000oz to 600,000oz in 2014 at a combined average total cash cost of less than our current average total cash costs.

"*Our operators and project teams persevered in delivering our two new, high quality projects ahead of schedule, despite a challenging environment for developing new assets,*" *Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said.* "*Along with our aggressive approach to optimising cash flow, we are positioning AngloGold Ashanti to deliver leverage to shareholders in a rising gold price environment.*"

Tropicana commissioned ahead of schedule. The Tropicana gold project, a joint venture between AngloGold Ashanti (70%) and Independence Group NL (30%) poured first gold on September 26, ahead of schedule and on budget. During the quarter construction was completed and the E&I and SMP contractors demobilised from site, enabling the processing plant to be handed over from construction to operations. The early production ramp-up is going well with no material problems.

The High Pressure Grinding Roll (HPGR) was commissioned and has demonstrated satisfactory performance in the initial days of production. The plant is running at design throughput, and the team is now focused on achieving consistent 24-hour operation, while working through normal issues associated with the start-up of a new mining operation. Areas that will be closely monitored and fine-tuned include borefield pumps, belt feeder tracking, elution temperature control and heater operation, process control tuning, and instrument calibration.

The processing plant was commissioned on oxide ore and fresh ore was introduced into the comminution circuit at the end of the quarter when the high pressure grinding rolls were successfully brought on line.

During the December quarter the focus will be on maintaining steady state performance in the plant and achieving 91% plant utilisation at nameplate design throughput levels of 5.5 million tonnes per annum (Mtpa). The intention is to build up to 95% availability, which equates to throughput of 5.8 Mtpa, within six months.

At the **Kibali project**, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), steady production ramp-up progress is being made the operator, Randgold Resources. Now that the plant is formally in production, the aim of the project team is to achieve the ramp-up plan and to complete the balance of the oxide circuit during the fourth quarter. In addition, a total of 1.1Mt of ore has been mined from the open pit at an average grade of 2.69g/t for this quarter. The development work on the twin declines is progressing well with a total of 1,222m achieved this quarter. Good progress has also been achieved on the vertical shaft. The pre-sink was completed at 102.4m below the surface on the 5th of August and the focus for the final quarter of the year is to complete the winder installation and to start the main sink. The Relocation Action Plan (RAP) is also nearing completion, with a total of 4,216 new houses built.

In the Americas, the **Mine Life Extension project at CC&V** (approved cost over 5 years US$585m) is progressing as per schedule. Work has also commenced on the VLF2 and Highway 67 relocation. The mill schedule is due for mechanical completion late in the third quarter of 2014 and commissioning/ production ramp up in the fourth quarter of 2014, with full production in 2015. The VLF2/ADR2 schedule is as follows:

- 2013: complete the highway realignment and earth works to fill the underground voids and shape the VLF facility;

- 2014: complete lining the pregnant solution pond area (triple lined area) and start filling the area for the ADR2 (the gold recovery plant) platform;

- 2015: complete the ADR2 pad, construct the ADR2 plant and start loading ore on the first phase VLF2;

- 2016: commission ADR2/VLF2 and start gold production.

At **Obuasi**, the mine improvement process continues with production ramp up and mechanised development on track (on schedule and on budget). This includes implementing the mechanisation plan and development for Block 10. Sansu Bypass development was completed during the current quarter.

The current project plan includes the decline schedule with expected 1,560 mechanised development metres by year end. This will be an increase of about 80% from where the decline is in this reporting quarter. The plan also includes mechanisation of all mining blocks; improved life of mine plan (with critical first 10-year focus); Surface & Underground capital programme; organisational structure & critical skills assessment; and water management, environmental & community considerations.

UPDATE ON COST OPTIMISATION AND PORTFOLIO REVIEW

Cost optimisation and portfolio review: A process remains underway to improve efficiency across the business, to identify long-term savings in the company's direct and indirect cost base and to optimise capital expenditure. Mine plans are being adjusted and in some cases stockpiled inventories may be processed with a view to further reduce costs and improve cash flow.

In addressing corporate costs, headcount reductions have been made across the global employee base, including capital contractors and other service providers and indirect spend further rationalised.

Furthermore, the previously announced Project 500 initiatives are currently underway in an effort to realise approximately $500m of cost savings by the end of next year. Project 500 seeks to identify key interventions and core focus points on cost containment, and its principles are being implemented across the business. The Project 500 approach was piloted at twelve global sites which were selected on the basis of being among the largest long-term producers in the company. The Project 500 team has started its second round of visits to the balance of the group's sites.

Project 500 was piloted for the SA Region at Moab Khotsong and savings were identified through the deferment of projects and other cost saving opportunities which include, but were not limited to, energy optimisation initiatives, reduction in consumable expenditure and optimisation of underground locomotive fleets. In the Continental Africa region, the implementation of Project 500 continued during the quarter and is starting to deliver sustainable cost savings at both site and regional levels.

At Cerro Vanguardia, different Project 500 initiatives were launched to realise efficiencies and production improvements including changes to underground mine design, extension of tyres' operational life, optimisation and stabilisation of the carbon-in-leach plant and regeneration circuits.

The exit from exploration activities in 13 non-core countries is proceeding according to plan and should be largely complete by the end of the year. Negotiations around the sale of Navachab are still underway. However, there can be no assurance that a sale and purchase agreement will be entered into or that any sale transaction will be completed.

WAGE NEGOTIATIONS UPDATE

The Gold Sector wage negotiations were concluded after a short strike which affected only the Vaal River region of our South African operations. AngloGold Ashanti, with the rest of the gold companies represented by the Collective Bargaining unit of the Chamber of Mines, concluded a two-year wage agreement with the National Union of Mineworkers (NUM); Solidarity and the United Association of South Africa (UASA) . The wage agreement included salary increases of between 7.5% and 8.0% in the first year effective from 1 July 2013 and an increase linked to South Africa's Consumer Price Index in the second year, effective 1 July 2014. For the 2013 year, the increases are 8% for Category 4 and 5 employees (which include rock-drill operators) and 7.5% for the balance of the workforce. Living allowances were also increased.

TECHNOLOGY AND INNOVATION UPDATE

During the third quarter of 2013, the Technology Innovation Consortium has made considerable progress in prototype development pertaining to the key technologies that will establish the base to mine all of the gold, only the gold, all the time, safely at AngloGold Ashanti's deep-level underground mining operations.

Reef Boring (Stoping): In the third quarter, two double-pass holes and one single-pass hole were drilled with the Sandvik 660mm diameter reamer at the TauTona test site. Changes to the machine and the drill cutter heads are expected to be ready for testing before the end of the year. The best performance to date with the 540mm reamer for a single pass and double pass was 3.2 and 4.4 days, respectively. The performance times for the holes with the 660mm Sandvik reamer were 3.4 and 4 days, respectively both of which were double pass holes. Single pass drilling will be tested during the fourth quarter.

Site Equipping: During the third quarter, site equipping, opening up and development of the future production sites in the CLR and VCR reefs at the TauTona mine has progressed according to schedule. The development of the reef drive on Kopanang is progressing according to schedule and was more than three-quarters complete by mid-October 2013. Once complete, site equipping will commence. Equipping crews at Great Noligwa are continuing opening up operations after development of the reef drive commenced in September.

Machine Manufacturing: The design and manufacturing process for the first set of production of reef-boring machines is underway. The order for the manufacturing of the first Atlantis Mark III machine for medium reefs to be deployed to the TauTona mine has been placed and is scheduled for delivery in the first quarter in 2014. Design of the HPE reef borer and the Sandvik reef driller machines for narrow reefs are underway with orders to be placed by the end of the year, pending approval of the designs.

Ultra High Strength Backfill (UHSB)
Thirteen holes have been filled as at 30 September 2013. Further enhancements to the batch mixing process, which focusses on increasing the mix volumes and reducing the preparation time of the UHSB has been the focal point for this quarter resulting in a prototype mixer and batch-plant concept. Stress monitoring instrumentation installed within the filled holes is producing real time data to evaluate the effectiveness of the UHSB assisted by closure meters installed in surrounding tunnels to determine the rock mass response to the effect of reef boring drilling.

SAFETY

The third quarter marks the best quarterly safety performance in AngloGold Ashanti history, with an all injury frequency rate of 6.65 per million hours worked and several other major milestones passed. The third quarter also marks the fifth consecutive quarterly improvement in Fatal Injury Frequency Rate, about 50% better than the previous quarter and 80% better than the same period last year. Continued safety focus and steadfast commitment coupled with fatal injury prevention initiatives at all levels, as well as intensive focus on high-potential safety incidents, are the primary drivers of change.

Our South African operations recorded a fatality free quarter which represents a significant achievement and an encouraging turnaround from a difficult start to the year. In the Vaal River region there has been excellent progress on safety, with 14 months now passed without a fatality. The group had one fatality during the quarter following a vehicle accident at Iduapriem.

Despite this exceptional performance, the focus is on understanding the reason for, and preventing, high potential incidents, most notably involving fall of ground, underground rail-bound transport, heavy mobile equipment and light vehicle operation. These incidents serve as valuable organisational learning opportunities and sharing the lessons from any occurrences has substantially increased.

OPERATING HIGHLIGHTS

The **South African** operations produced 329,000oz at a total cash cost of $851/oz in the three months ended 30 September 2013, compared with 373,000oz at a total cash cost of $849/oz in the third quarter of 2012. This compared to production of 307,000oz at a total cash cost of $890/oz in the second quarter of 2013. Safety-related disruptions and lower grades impacted production levels across the region. In addition, a fire incident at Kopanang mine and the three-day strike that halted the Vaal River operations during the quarter had an adverse impact.

At the West Wits operations, quarterly performance was negatively affected by increased seismic activity and safety stoppages. Production for the West Wits region was 149,000oz at a total cash cost of $814/oz compared to 196,000oz at $872/oz in the same quarter last year and 136,000oz at $829/oz the previous quarter. Mponeng was hardest hit with a 29% reduction in grades recovered from 9.4g/t to 6.7g/t year-on-year. The ore quality at Mponeng suffered as mining has moved out of the higher grade areas and the addition of waste rock throughput has diluted yield.

Notwithstanding the fact that the Vaal River operations experienced a short strike, safety stoppages and the fire at Kopanang, gold output declined only marginally to 122,000oz at a total cash cost of $867/oz compared to 123,000oz in the third quarter of 2012 at total cash cost of $872/oz. This compared to 110,000oz at a total cash cost of $958/oz the previous quarter. The average grade recovered at Moab Khotsong increased by 22% compared to the third quarter last year. This favourable yield was achieved through a reduction in dilution due to a decrease in stoping width and a higher average reef grade being mined.

Surface operations experienced a 9% year-on-year increase in production to 59,000oz as tonnage ramp-up incorporating the Business Process Framework (BPF) at Mine Waste Solutions has helped ensure that higher tonnages are being treated than in the past. Total cash costs increased by 5% to $915/oz year-on-year, largely as a result of significant price pressure on reagents and fuel. Grades continue to improve as Vaal River tailings now supplement the Mine Waste Solutions tailings. Completion of the uranium circuit at Mine Waste Solutions is expected to allow uranium production to commence in the fourth quarter and is also anticipated to improve gold recovery rates.

On August 27, a tailings pipeline running from AngloGold Ashanti's Mine Waste Solutions operation to our Kareerand tailings storage facility failed, resulting in a spillage of mining residue towards and into the Koekemoer Spruit near Stilfontein. An investigation concluded that the failure was a consequence of thieves removing bolts from the pipeline's flanges. Operations were temporarily suspended and containment walls were constructed to contain the spillage and minimise the impact on the Koekemoer Spruit and the surrounding environment. All relevant regulators and landowners adjacent to the Spruit have been notified of the incident. A specialist response team was appointed to monitor any impacts on flora and fauna in the area.

In **Tanzania**, Geita's production increased by 12% to 127,000oz compared to the previous quarter (no change year-on-year), as a result of a 13% increase in tonnage throughput as operations normalised following the SAG Mill replacement earlier in the year. Total cash costs however increased by 7% to $549/oz compared to the previous quarter due to higher mining costs as a result of operational mining plan revisions.

In **Ghana**, Obuasi's production increased by 13% year-on-year to 68,000oz due to progressive improvements in both mining and processing plant efficiencies, resulting in a 15% increase in recovered grade together with a 3% increase in tonnage throughput. Total cash costs consequently decreased by 7% to $1,082/oz over the same period last year. The mine incurred once-off restructuring costs for the sustainable transition toward greater mechanisation. Production improved 17% from the previous quarter of 58,000oz at a total cash cost of $1,560/oz.

Iduapriem's production increased by 38% to 62,000oz year-on-year as a result of a 29% increase in recovered grade, together with a 7% increase in tonnage throughput. This compares to 51,000oz at a total cash cost of $911/oz the previous quarter. This records the highest quarterly production performance for the mine in nine years. Total cash costs decreased by 39% year-on-year to $580/oz as a result of the higher production and the cost benefits of renegotiating contract rates.

In **Guinea**, Siguiri's production (85% attributable) increased by 15% to 69,000oz year-on-year and 11% from the previous quarter, as the operation maintained the momentum of exceeding planned quarterly production targets. Tonnage throughput was sustained at record levels achieved in the previous quarter and recovered grade increased by 12% as the mine treated higher grade stockpiled ore. Total cash costs increased by 16% to $987/oz quarter-on-quarter as the once-off benefits of the reduced cost of electricity provided to the local community were not repeated in the current quarter. Siguiri achieved seven consecutive quarters of production in excess of budget while maintaining record levels of plant throughput achieved in the previous year.

In the **United States**, Cripple Creek & Victor's production was 69,000oz, 15% year-on-year and 15% on the previous quarter due to fresh water to the heap leach pad and stacking ore closer to the liner which helps to draw down inventory. Total cash cost increased by 2% to $744/oz compared with the previous quarter due to higher-cost ounces placed on the heap leach pad, longer waste hauls and lower recoverable grades.

In **Brazil**, the operations had a strong quarter producing 138,000oz at a total cash cost of $629/oz in the third quarter of 2013. AngloGold Ashanti Córrego do Sítio Mineração's production was 13% higher year-on-year at 103,000oz and 36% higher than previous quarter due to higher tonnage treated and feed grades at both Cuiabá and Córrego do Sítio complexes as planned. Total cash cost was $602/oz, 30% lower quarter-on-quarter as a consequence of higher gold produced, higher by-product credits, cost management initiatives and Brazilian Real depreciation.

In **Argentina**, Cerro Vanguardia´s production (92.5% attributable) at 63,000oz was 2% higher than the previous quarter mainly due to higher grade. Gold production was 13% higher year-on-year, mainly due to the effect of higher grade and also due to higher ounces produced by the heap leach operation. Silver production at 786,000oz increased 7% compared to the previous quarter. Total cash cost was $614/oz, remained unchanged from the previous quarter, despite a challenging inflationary environment affecting all input costs.

In **Australia** region, Sunrise Dam's production was 62,000oz, 24% higher than the previous quarter. This, however, was slightly lower than expected primarily as a result of lower grades experienced in the underground mine. Total cash costs decreased by 31% from the previous quarter to $1,184/oz. Third quarter cash costs were favourably impacted by improvements in grade and movements in inventories. A total of 304m of underground capital development and 1,986m of operational development were completed during the quarter.

EXPLORATION

Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $77m ($33m on Brownfield, $20m on Greenfield and $24m on pre-feasibility studies), compared with $107m during the same quarter the previous year ($33m on Brownfield, $35m on Greenfield and $39m, on pre-feasibility studies).

In **Colombia**, exploration continued at the Nuevo Chaquiro target, Quebradona project, in a joint venture with B2Gold (AngloGold Ashanti 84%). A total of 1,746m of diamond drilling was completed during the quarter and discovered the highest grade mineralisation to date. CHA-039 returned 686m of mineralisation averaging 0.72% Cu and 0.33 g/t Au or a 1.44g/t Au equivalent from 634m inclusive of 248m averaging 1.06% Cu and 0.44g/t Au or 2.09g/t Au equivalent. This higher grade zone is associated with a distinct early diorite intrusive. This drillhole has extended the mineralised envelope a further 200m to the northeast which remains open in this direction.

In **Australia**, aircore drilling progressed solidly at the Tropicana JV (AngloGold Ashanti 70%) during the quarter with several prospects tested in the core of the Tropicana JV package and testing of near-mine targets also commenced. Follow-up aircore drilling at the Beetle Juice and Madras Prospects, within 15km to 40km south of the Tropicana Gold Mine (TGM), continued to return encouraging gold results from oxide material. Recent aircore drilling in the Phoenix-Tumbleweed domain, 16km north of TGM, has also returned encouraging results. At the Viking project (AngloGold Ashanti 100%); the follow-up RC drilling campaign at the Beaker Prospect did not extend the original high-grade gold intercepts from previous drilling and the project is now being divested. At the Nyngan JV (AngloGold Ashanti 70%), a gravity survey was completed across all four tenements with interpretation identifying several prospective target areas for follow up. Access negotiations with local land owners are in progress ahead of planned ground geophysics (IP surveying) to better delineate targets for drill testing in 2014.

In **Guinea**, exploration work continued on the Kounkoun trend in Block 3 (AngloGold Ashanti 85%), with infill and metallurgical testwork drilling at the KK1 and KK3 prospects with a total of 6,366m of combined aircore, RC and diamond completed. At KK1, mineralisation has been extended a further 400m northward, along strike, and continues to highlight the upside potential of the Kounkoun trend. Mineralisation remains open down-dip and along strike with the best third quarter results including, but not limited to (true widths), 24.6m @ 3.26g/t Au in KKRC401, 18.1m @ 2.76g/t Au in KKRC441, 15.5m @ 5.58g/t Au in KKRC456, 29.2m @ 1.72g/t Au in KKDD011 and 31.3m @ 1.86g/t Au in KKRCDD012.

Detailed information on the exploration activities and studies both for Brownfields and Greenfields is available on the AngloGold Ashanti website (www.anglogoldashanti.com).

OUTLOOK

Gold production for the fourth quarter of 2013 is estimated at 1,130Moz to 1,170Moz. Total cash costs are estimated at around $800/oz at an average exchange rate of R9.85/$, BRL2.18/$, A$0.95/$ and AP5.90/$ and fuel at $110/barrel.

Both cost and production estimates assume a ramp-up of production from the two new projects, Tropicana and Kibali, Sunrise Dam delivering production from the high-grade crown pillar area located at the base of the open pit mine, continued solid and uninterrupted performance from South Africa and the Americas and Continental Africa holding steady.

As in prior years, the fourth quarter earnings may be distorted by year-end accounting adjustments such as reassessment of useful lives and impairment of mining tangible assets and investments, reset of environmental rehabilitation provisions, direct, indirect and deferred taxation provisions and a reassessment of the quality of stockpile ounces.

Other known or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's prospectus supplement to its prospectus dated 17 July 2012, filed with the United States Securities and Exchange Commission ("SEC") on 26 July 2013 and available on the SEC's homepage at http://www.sec.gov.

Group **income statement**

US Dollar million	Notes	Quarter ended September 2013 Reviewed	Quarter ended June 2013 Reviewed	Quarter ended September 2012 Restated Reviewed	Nine months ended September 2013 Reviewed	Nine months ended September 2012 Restated Reviewed
Revenue	2	**1,415**	1,301	1,664	4,234	5,142
Gold income	2	**1,374**	1,242	1,629	4,079	4,955
Cost of sales	3	**(1,064)**	(1,012)	(1,029)	(3,104)	(2,958)
(Loss) gain on non-hedge derivatives and other commodity contracts		**(34)**	100	(61)	66	(61)
Gross profit		**276**	330	539	1,041	1,936
Corporate administration, marketing and other expenses		**(42)**	(57)	(70)	(165)	(207)
Exploration and evaluation costs		**(55)**	(79)	(107)	(214)	(271)
Other operating expenses	4	**(7)**	(10)	(5)	(18)	(40)
Special items	5	**(92)**	(3,203)	(25)	(3,319)	-
Operating profit (loss)		**80**	(3,019)	332	(2,675)	1,418
Dividends received	2	**-**	-	7	5	7
Interest received	2	**8**	10	10	24	31
Exchange gain		**10**	5	1	11	7
Finance costs and unwinding of obligations	6	**(89)**	(69)	(65)	(222)	(163)
Fair value adjustment on $1.25bn bonds		**(46)**	-	-	(46)	-
Fair value adjustment on option component of convertible bonds		**-**	-	(2)	9	66
Fair value adjustment on mandatory convertible bonds		**44**	175	(11)	356	97
Share of associates and joint ventures' profit (loss)	7	**25**	(183)	(1)	(166)	12
Profit (loss) before taxation		**32**	(3,081)	271	(2,704)	1,475
Taxation	8	**(38)**	895	(84)	759	(391)
(Loss) profit for the period		**(6)**	(2,186)	187	(1,945)	1,084
Allocated as follows:						
Equity shareholders		**1**	(2,165)	187	(1,925)	1,071
Non-controlling interests		**(7)**	(21)	-	(20)	13
		(6)	(2,186)	187	(1,945)	1,084
Basic earnings (loss) per ordinary share (cents) [1][3]		**0**	(559)	48	(496)	277
Diluted (loss) earnings per ordinary share (cents) [2]		**(9)**	(575)	48	(556)	232

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

[3] The basic earnings per ordinary share for the September 2013 quarter end is 0.26 cents.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and nine months ended 30 September 2013 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Richard Duffy, the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Executive Officer. The financial statements for the quarter and nine months ended 30 September 2013 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group **statement of comprehensive income**

US Dollar million	Quarter ended September 2013	Quarter ended June 2013	Quarter ended September 2012	Nine months ended September 2013	Nine months ended September 2012
	Reviewed	Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
(Loss) profit for the period	**(6)**	(2,186)	187	(1,945)	1,084
Items that may be reclassified subsequently to profit or loss:					
Exchange differences on translation of foreign operations	**(8)**	(191)	(24)	(348)	(56)
Net gain (loss) on available-for-sale financial assets	**3**	(12)	(6)	(23)	(17)
Release on impairment of available-for-sale financial assets (note 5)	**4**	13	3	29	4
Release on disposal of available-for-sale financial assets	**(1)**	-	-	(1)	-
Deferred taxation thereon	**-**	-	(1)	2	4
	6	1	(4)	7	(9)
Items that will not be reclassified to profit or loss:					
Actuarial (gain) loss recognised	**(13)**	30	-	17	-
Deferred taxation rate change thereon	**-**	-	-	-	(9)
Deferred taxation thereon	**3**	(8)	-	(5)	-
	(10)	22	-	12	(9)
Other comprehensive loss for the period, net of tax	**(12)**	(168)	(28)	(329)	(74)
Total comprehensive (loss) income for the period, net of tax	**(18)**	(2,354)	159	(2,274)	1,010
Allocated as follows:					
Equity shareholders	**(11)**	(2,333)	159	(2,254)	997
Non-controlling interests	**(7)**	(21)	-	(20)	13
	(18)	(2,354)	159	(2,274)	1,010

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Notes	As at September 2013 Reviewed	As at June 2013 Reviewed	As at December 2012 Unaudited	As at September 2012 Restated Reviewed
ASSETS					
Non-current assets					
Tangible assets		**4,800**	4,659	7,776	7,733
Intangible assets		**288**	281	315	289
Investments in associates and joint ventures		**1,233**	1,127	1,047	914
Other investments		**134**	130	167	175
Inventories		**602**	590	610	589
Trade and other receivables		**29**	34	79	85
Deferred taxation		**541**	546	97	161
Cash restricted for use		**30**	29	29	32
Other non-current assets		**7**	7	7	9
		7,664	7,403	10,127	9,987
Current assets					
Inventories		**1,064**	1,068	1,213	1,135
Trade and other receivables		**425**	450	472	560
Cash restricted for use		**36**	34	35	61
Cash and cash equivalents		**786**	415	892	1,123
		2,311	1,967	2,612	2,879
Non-current assets held for sale	15	**150**	137	-	1
		2,461	2,104	2,612	2,880
TOTAL ASSETS		**10,125**	9,507	12,739	12,867
EQUITY AND LIABILITIES					
Share capital and premium	11	**6,988**	6,758	6,742	6,721
Accumulated losses and other reserves		**(3,555)**	(3,552)	(1,269)	(1,034)
Shareholders' equity		**3,433**	3,206	5,473	5,687
Non-controlling interests		**(22)**	(14)	21	61
Total equity		**3,411**	3,192	5,494	5,748
Non-current liabilities					
Borrowings		**3,583**	2,212	2,724	2,708
Environmental rehabilitation and other provisions		**1,057**	1,043	1,238	1,234
Provision for pension and post-retirement benefits		**179**	164	221	214
Trade, other payables and deferred income		**2**	2	10	12
Derivatives		**-**	-	10	28
Deferred taxation		**593**	583	1,084	1,227
		5,414	4,004	5,287	5,423
Current liabilities					
Borrowings		**326**	1,281	859	713
Trade, other payables and deferred income		**835**	868	979	829
Bank overdraft		**25**	31	-	-
Taxation		**54**	74	120	154
		1,240	2,254	1,958	1,696
Non-current liabilities held for sale	15	**60**	57	-	-
		1,300	2,311	1,958	1,696
Total liabilities		**6,714**	6,315	7,245	7,119
TOTAL EQUITY AND LIABILITIES		**10,125**	9,507	12,739	12,867

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended September 2013 Reviewed	Quarter ended June 2013 Reviewed	Quarter ended September 2012 Restated Reviewed	Nine months ended September 2013 Reviewed	Nine months ended September 2012 Restated Reviewed
Cash flows from operating activities					
Receipts from customers	**1,396**	1,343	1,603	4,231	5,052
Payments to suppliers and employees	**(1,048)**	(1,147)	(1,109)	(3,279)	(3,212)
Cash generated from operations	**348**	196	494	952	1,840
Dividends received from joint ventures	**10**	-	14	18	54
Taxation refund	**-**	-	-	1	-
Taxation paid	**(39)**	(56)	(164)	(156)	(419)
Net cash inflow from operating activities	**319**	140	344	815	1,475
Cash flows from investing activities					
Capital expenditure	**(327)**	(418)	(488)	(1,129)	(1,262)
Interest capitalised and paid	**2**	(3)	(4)	(5)	(8)
Expenditure on intangible assets	**(18)**	(20)	(24)	(50)	(52)
Proceeds from disposal of tangible assets	**1**	7	2	7	4
Other investments acquired	**(17)**	(24)	(18)	(73)	(80)
Proceeds from disposal of investments	**16**	22	17	65	73
Investments in associates and joint ventures	**(120)**	(124)	(106)	(394)	(217)
Proceeds from disposal of associates and joint ventures	**-**	1	-	6	20
Loans advanced to associates and joint ventures	**(3)**	(22)	(1)	(26)	(64)
Loans repaid by associates and joint ventures	**31**	2	-	33	1
Dividends received	**-**	-	1	5	1
Proceeds from disposal of subsidiary	**-**	-	-	2	-
Cash in subsidiary disposed	**-**	-	5	-	5
Cash effects of disposal group	**(5)**	-	-	(6)	-
Acquisition of subsidiary and loan	**-**	-	(335)	-	(335)
Increase in cash restricted for use	**(2)**	(5)	(33)	(7)	(31)
Interest received	**4**	4	7	13	26
Net cash outflow from investing activities	**(438)**	(580)	(977)	(1,559)	(1,919)
Cash flows from financing activities					
Proceeds from issue of share capital	**-**	-	1	-	2
Proceeds from borrowings	**1,640**	319	1,061	2,106	1,212
Repayment of borrowings	**(1,058)**	(72)	(203)	(1,226)	(212)
Finance costs paid	**(58)**	(62)	(17)	(158)	(89)
Acquisition of non-controlling interest	**-**	-	-	-	(215)
Revolving credit facility and bond transaction costs	**(29)**	-	(21)	(34)	(29)
Dividends paid	**3**	(27)	(46)	(50)	(214)
Net cash inflow from financing activities	**498**	158	775	638	455
Net increase (decrease) in cash and cash equivalents	**379**	(282)	142	(106)	11
Translation	**(1)**	(15)	(6)	(25)	-
Cash and cash equivalents at beginning of period	**383**	680	987	892	1,112
Cash and cash equivalents at end of period [1]	**761**	383	1,123	761	1,123
Cash generated from operations					
Profit (loss) before taxation	**32**	(3,081)	271	(2,704)	1,475
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**34**	(100)	61	(66)	61
Amortisation of tangible assets	**153**	206	209	572	612
Finance costs and unwinding of obligations	**89**	69	65	222	163
Environmental, rehabilitation and other expenditure	**(8)**	(15)	(2)	(30)	(2)
Special items	**76**	3,204	10	3,311	13
Amortisation of intangible assets	**6**	8	1	15	3
Fair value adjustment on $1.25bn bonds	**46**	-	-	46	-
Fair value adjustment on option component of convertible bonds	**-**	-	2	(9)	(66)
Fair value adjustment on mandatory convertible bonds	**(44)**	(175)	11	(356)	(97)
Interest received	**(8)**	(10)	(10)	(24)	(31)
Share of associates and joint ventures' profit (loss)	**(25)**	183	1	166	(12)
Other non-cash movements	**8**	8	4	19	73
Movements in working capital	**(11)**	(101)	(129)	(210)	(352)
	348	196	494	952	1,840
Movements in working capital					
Increase in inventories	**(18)**	(58)	(87)	(116)	(209)
Decrease (increase) in trade and other receivables	**31**	(1)	(90)	49	(181)
(Decrease) increase in trade and other payables	**(24)**	(42)	48	(143)	38
	(11)	(101)	(129)	(210)	(352)

[1] The cash and cash equivalents balance at 30 September 2013 includes a bank overdraft included in the statement of financial position as part of current liabilities of $25m (June 2013: $31m).

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

	Equity holders of the parent									
US Dollar million	Share capital and premium	Other capital reserves	Accumu-lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2011 - as previously reported	6,689	171	(1,300)	(2)	18	(78)	(469)	5,029	137	5,166
Restated for IFRIC 20 adjustments [(1)]			(46)				(1)	(47)		(47)
Restated for IAS 19R adjustments [(1)]			(5)			5		-		-
Balance at 31 December 2011 - restated	6,689	171	(1,351)	(2)	18	(73)	(470)	4,982	137	5,119
Profit for the period			1,071					1,071	13	1,084
Other comprehensive loss					(9)	(9)	(56)	(74)		(74)
Total comprehensive income (loss)	-	-	1,071	-	(9)	(9)	(56)	997	13	1,010
Shares issued	32							32		32
Share-based payment for share awards net of exercised		12						12		12
Acquisition of non-controlling interest			(144)					(144)	(71)	(215)
Dividends paid			(193)					(193)		(193)
Dividends of subsidiaries								-	(17)	(17)
Translation		(6)	3		1	3		1	(1)	-
Balance at 30 September 2012 - restated	6,721	177	(614)	(2)	10	(79)	(526)	5,687	61	5,748
Balance at 31 December 2012 - restated	**6,742**	**177**	**(806)**	**(2)**	**13**	**(89)**	**(562)**	**5,473**	**21**	**5,494**
Loss for the period			**(1,925)**					**(1,925)**	**(20)**	**(1,945)**
Other comprehensive income (loss)					**7**	**12**	**(348)**	**(329)**		**(329)**
Total comprehensive (loss) income	**-**	**-**	**(1,925)**	**-**	**7**	**12**	**(348)**	**(2,254)**	**(20)**	**(2,274)**
Shares issued	**246**							**246**		**246**
Share-based payment for share awards net of exercised		**8**						**8**		**8**
Dividends paid			**(40)**					**(40)**		**(40)**
Dividends of subsidiaries								**-**	**(23)**	**(23)**
Translation		**(21)**	**8**	**1**	**(2)**	**14**		**-**		**-**
Balance at 30 September 2013	**6,988**	**164**	**(2,763)**	**(1)**	**18**	**(63)**	**(910)**	**3,433**	**(22)**	**3,411**

[(1)] Refer note 14.

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income					
South Africa	**452**	423	606	1,382	1,669
Continental Africa	**530**	477	582	1,542	1,958
Australasia	**83**	71	101	249	333
Americas	**359**	337	421	1,091	1,243
	1,424	1,308	1,709	4,264	5,203
Associates and joint ventures included above	**(50)**	(65)	(80)	(185)	(248)
	1,374	1,242	1,629	4,079	4,955
Gross profit (loss)					
South Africa	**42**	180	147	376	534
Continental Africa	**130**	100	219	359	817
Australasia	**(11)**	(30)	36	(38)	78
Americas	**114**	100	158	391	560
Corporate and other	**(2)**	-	6	(7)	24
	273	350	566	1,081	2,013
Associates and joint ventures included above	**3**	(20)	(27)	(40)	(78)
	276	330	539	1,041	1,936
Capital expenditure					
South Africa	**116**	123	161	340	396
Continental Africa	**198**	221	240	627	622
Australasia	**49**	100	85	250	180
Americas	**83**	113	81	294	246
Corporate and other	**2**	-	18	6	35
	448	556	585	1,516	1,478
Associates and joint ventures included above	**(103)**	(117)	(72)	(318)	(161)
	345	439	512	1,198	1,317

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	oz (000)				
Gold production					
South Africa	**329**	307	373	964	1,041
Continental Africa	**382**	343	357	1,000	1,146
Australasia	**62**	50	64	173	203
Americas	**270**	235	237	739	695
	1,043	935	1,030	2,876	3,084

	As at Sep 2013	As at Jun 2013	As at Dec 2012	As at Sep 2012 Restated
	Reviewed	Reviewed	Unaudited	Reviewed
	US Dollar million			
Total assets [1]				
South Africa	**2,441**	2,446	3,082	3,131
Continental Africa	**3,568**	3,401	4,846	4,846
Australasia	**1,168**	1,104	1,045	994
Americas	**2,232**	2,169	2,878	2,776
Corporate and other	**716**	387	888	1,120
	10,125	9,507	12,739	12,867

[1] During the June 2013 quarter, post tax impairments of $213m were accounted for in South Africa, $1,555m in Continental Arica, $608m in the Americas and $9m in Corporate and other.

Rounding of figures may result in computational discrepancies.

Notes
for the quarter and nine months ended 30 September 2013

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2012 except for the adoption of new standards and interpretations effective 1 January 2013 (Refer note 14).

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, The Financial Reporting Guidelines as issued by the South African Institute of Chartered Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and nine months ended 30 September 2013.

2. Revenue

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012	Sep 2013	Sep 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income	**1,374**	1,242	1,629	4,079	4,955
By-products (note 3)	**32**	42	28	109	132
Dividends received	**-**	-	7	5	7
Royalties received (note 5)	**1**	6	(10)	17	18
Interest received	**8**	10	10	24	31
	1,415	1,301	1,664	4,234	5,142

3. Cost of sales

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012	Sep 2013	Sep 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Cash operating costs	**805**	825	832	2,416	2,348
Insurance reimbursement	**-**	-	(30)	-	(30)
By-products revenue (note 2)	**(32)**	(42)	(28)	(109)	(132)
	773	783	774	2,307	2,186
Royalties	**30**	30	49	97	142
Other cash costs	**12**	11	10	32	25
Total cash costs	**815**	824	833	2,436	2,353
Retrenchment costs	**44**	4	2	53	8
Rehabilitation and other non-cash costs	**6**	12	16	29	50
Production costs	**865**	840	851	2,518	2,411
Amortisation of tangible assets	**153**	206	209	572	612
Amortisation of intangible assets	**6**	8	1	15	3
Total production costs	**1,025**	1,053	1,062	3,106	3,026
Inventory change	**39**	(41)	(32)	(1)	(68)
	1,064	1,012	1,029	3,104	2,958

4. Other operating expenses

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012	Sep 2013	Sep 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Pension and medical defined benefit provisions	**5**	7	4	16	35
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**2**	3	1	2	5
	7	10	5	18	40

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012	Sep 2013	Sep 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	8	2,982	1	2,992	2
Impairment of other investments (note 9)	4	14	3	29	4
Impairment reversal of intangible assets (note 9)	-	-	-	-	(10)
Impairment of other receivables	-	-	1	-	1
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	1	(4)	7	(2)	13
Royalties received (note 2)	(1)	(6)	10	(17)	(18)
Indirect tax expenses and legal claims	5	28	3	36	8
Inventory write-off due to fire at Geita	-	-	-	14	-
Legal fees and other costs related to MBC contract termination	-	-	-	1	-
Settlement costs of a legal claim at First Uranium	-	-	-	2	-
Write-down of stockpiles and heap leach to net realisable value	-	178	-	178	-
Retrenchment costs	16	4	-	20	-
Write-off of a loan to SOKIMO	-	7	-	7	-
Costs on early settlement of convertible bonds	39	-	-	39	-
Transaction costs on the $1.25bn bond and standby facility	20	-	-	20	-
	92	3,203	25	3,319	-

During the quarter ended 30 June 2013, impairment, derecognition of assets and write-down of inventories to net realisable value includes the following:

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

Consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units' recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values at 30 June 2013 and impairment losses were recognised as at 30 June 2013. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.

	Goodwill impairment	Tangible asset impairment	Intangible asset impairment	Asset derecognition[1]	Investments in equity-accounted associates and joint ventures impairment	Inventory write-down	Pre-tax sub total	Taxation thereon	Post-tax total
	US Dollar million								
South Africa	-	293	-	-	-	1	294	(81)	213
Continental Africa	-	1,646	-	103	178	177	2,104	(549)	1,555
Americas	14	914	12	-	-	-	940	(332)	608
Corporate and other	-	-	-	-	9	-	9	-	9
	14	2,853	12	103	187	178	3,347	(962)	2,385

[1] The Mongbwalu project in the Democratic Republic of the Congo discontinued.

Rounding of figures may result in computational discrepancies.

Impairment calculation assumptions as at 30 June 2013 – goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:
- the gold price assumption represents management's best estimate of the future price of gold. A long-term real gold price of $1,252/oz (2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:
- proved and probable Ore Reserve;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- the real pre-tax discount rate, per cash generating unit which ranged from 6.21% to 18.07% is derived from the group's weighted average cost of capital (WACC) and risk factors which was consistent with the basis used in 2012. The group WACC of 6.54% (real, post-tax) which is 128 basis points higher than in 2012 of 5.26%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects in South Africa and Continental Africa region;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years;
- under International Financial Reporting Standards it is clear that in preparing interim financial reports, companies make more use of estimation methods than they do in the process of annual financial reporting. AngloGold Ashanti's estimates of a range of factors, including its reserve and resource inventory and future production and cost levels, are premised on an extensive annual planning process (the last of which was completed at the end of 2012). AngloGold Ashanti's impairments totalling $2.4bn were calculated using these most recent planning estimates from the end of 2012, along with adjustments to elements that are known. They do not include information from optimised mine plans, which are currently being prepared and will include measures to mitigate the effects of the recent decline in the gold price. Bearing in mind the assumptions made and the information used, these estimates of impairments necessarily contain a greater element of uncertainty than those traditionally completed at year-end and will be updated in our fourth-quarter results, scheduled for release in February of 2014; and

- variable operating cash flows are increased at local Consumer Price Index rates.

Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures

The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results. Included in share of equity-accounted investments' loss of $183m is an impairment of $187m.

Net realisable value calculation assumptions as at 30 June 2013 – Inventory

The decline in the spot gold price to $1,200/oz resulted in a net realisable value decrease below carrying value of the stockpiles and heap leaches at certain operations. The practice of writing down inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.

6. Finance costs and unwinding of obligations

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Finance costs	76	54	50	179	121
Unwinding of obligations, accretion of convertible bonds and other discounts	13	15	15	43	43
	89	69	65	222	163

7. Share of associates and joint ventures' profit (loss)

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Revenue	62	75	83	217	259
Operating and other expenses	(67)	(64)	(75)	(201)	(215)
Special items	(1)	-	-	(2)	3
Net interest received (paid)	1	2	(1)	3	(1)
(Loss) profit before taxation	(5)	13	7	17	46
Taxation	(2)	(9)	(8)	(20)	(22)
(Loss) profit after taxation	(7)	4	(1)	(3)	24
Net reversal (impairment) of investments in associates and joint ventures (note 9)[1]	31	(187)	-	(162)	(12)
	25	(183)	(1)	(166)	12

[1] During the September 2013 quarter, a loan of $31m was recovered which was impaired in 2012.

8. Taxation

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
South African taxation					
Mining tax	(4)	(7)	25	6	82
Non-mining tax	-	-	6	1	11
Under (over) prior year provision	-	1	(2)	(1)	-
Deferred taxation					
Temporary differences	8	(69)	19	(52)	37
Unrealised non-hedge derivatives and other commodity contracts	(9)	27	(17)	18	(17)
Change in statutory tax rate	-	-	-	-	(131)
	(5)	(49)	31	(28)	(18)
Foreign taxation					
Normal taxation	25	(15)	78	64	297
(Over) under prior year provision	(9)	-	-	(8)	5
Deferred taxation					
Temporary differences	27	(831)	(25)	(787)	69
Change in statutory tax rate	-	-	-	-	38
	43	(846)	53	(731)	409
	38	(895)	84	(759)	391

9. Headline (loss) earnings

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:					
Profit (loss) attributable to equity shareholders	1	(2,165)	187	(1,925)	1,071
Impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	8	2,982	1	2,992	2
Impairment reversal of intangible assets (note 5)	-	-	-	-	(10)
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	1	(4)	7	(2)	13
Impairment of other investments (note 5)	4	14	3	29	4
Net (reversal) impairment of investments in associates and joint ventures (note 7)	(31)	187	-	162	12
Special items of associates and joint ventures	-	-	-	-	(3)
Taxation on items above - current portion	-	1	(1)	1	(1)
Taxation on items above - deferred portion	(1)	(902)	(1)	(903)	-
	(18)	112	197	354	1,088
Headline (loss) earnings per ordinary share (cents) [1]	(5)	29	51	91	281
Diluted headline (loss) earnings per ordinary share (cents) [2]	(13)	(13)	51	6	236

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares of 407,333,843 for the nine months ended September 2013 and 405,870,420 for the quarter ended September 2013.

Rounding of figures may result in computational discrepancies.

10. Number of shares

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Authorised number of shares:					
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	402,271,116	383,781,042	383,110,317	402,271,116	383,110,317
E ordinary shares in issue	1,579,674	1,592,308	2,498,230	1,579,674	2,498,230
Total ordinary shares:	403,850,790	385,373,350	385,608,547	403,850,790	385,608,547
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	386,931,984	383,715,540	382,854,974	384,706,398	382,593,036
E ordinary shares	1,590,750	1,599,076	2,546,474	1,598,625	2,541,262
Fully vested options	1,599,773	1,735,734	1,447,978	1,970,906	1,706,404
Weighted average number of shares	390,122,507	387,050,350	386,849,426	388,275,928	386,840,702
Dilutive potential of share options [1]	-	-	1,510,368	-	1,545,223
Dilutive potential of convertible bonds [1]	15,747,912	18,140,000	-	17,339,706	33,524,615
Diluted number of ordinary shares	405,870,420	405,190,350	388,359,794	405,615,634	421,910,540

[1] For the September and June 2013 quarter and the nine months ended September 2013, the dilutive effect of the share options and the 3.5% convertible bonds were not taken into account as the effect were anti-dilutive.

11. Share capital and premium

	As at			
	Sep 2013	Jun 2013	Dec 2012	Sep 2012 Restated
	Reviewed	Reviewed	Unaudited	Reviewed
	US Dollar Million			
Balance at beginning of period	6,821	6,821	6,782	6,782
Ordinary shares issued	246	16	46	32
E ordinary shares issued and cancelled	-	-	(7)	(1)
Sub-total	7,067	6,837	6,821	6,813
Redeemable preference shares held within the group	(53)	(53)	(53)	(53)
Ordinary shares held within the group	(10)	(10)	(10)	(17)
E ordinary shares held within the group	(16)	(16)	(16)	(22)
Balance at end of period	6,988	6,758	6,742	6,721

12. Exchange rates

	Sep 2013 Unaudited	Jun 2013 Unaudited	Dec 2012 Unaudited	Sep 2012 Unaudited
ZAR/USD average for the year to date	**9.45**	9.18	8.20	8.04
ZAR/USD average for the quarter	**9.96**	9.45	8.67	8.25
ZAR/USD closing	**10.02**	9.94	8.45	8.30
AUD/USD average for the year to date	**1.02**	0.99	0.97	0.97
AUD/USD average for the quarter	**1.09**	1.01	0.96	0.96
AUD/USD closing	**1.07**	1.08	0.96	0.96
BRL/USD average for the year to date	**2.12**	2.03	1.95	1.92
BRL/USD average for the quarter	**2.29**	2.07	2.06	2.03
BRL/USD closing	**2.23**	2.20	2.05	2.03
ARS/USD average for the year to date	**5.28**	5.12	4.55	4.46
ARS/USD average for the quarter	**5.58**	5.24	4.80	4.61
ARS/USD closing	**5.79**	5.37	4.92	4.70

13. Capital commitments

	Sep 2013 Reviewed	Jun 2013 Reviewed	Dec 2012 Unaudited	Sep 2012 Restated Reviewed
	US Dollar Million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [(1)]	**640**	601	1,075	1,004

[(1)] Includes capital commitments relating to associates and joint ventures.

Rounding of figures may result in computational discrepancies.

Liquidity and capital resources

To service these capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Change in accounting policies

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 January 2013:

IFRS 7	Amendment – Disclosures –Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRSs	Annual Improvements 2009 – 2011
IAS 1	Amendment – Presentation of Items of Other Comprehensive Income
IAS 19	Employee Benefits (revised)
IAS 27	Separate Financial Statements (Revised 2011)
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

New standards and amendments which have an impact on the interim consolidated financial statements of the group are described below:

IAS 1 Presentation of Financial Statements. The group adopted the amendments to IAS 1 which required it to group other comprehensive income items by those that will be reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group's financial position or performance.

The accounting policies adopted are significantly consistent with those of the previous financial year, except for the changes arising due to the adoption of IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" and the adoption of IAS 19 "Employee Benefits" (revised) (IAS 19) which became effective for annual reporting periods beginning on or after 1 January 2013. IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine ("production stripping costs") as an asset. The interpretation impacts the way in which the group accounts for production stripping costs.

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures.

In case of the group, the transition to IAS 19 had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets. The effect of the adoption of IAS 19 is explained in Note 14.2.

14.1 IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine"

Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.

Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the orebody as a whole.

IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:

- The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
- The way in which any stripping activity assets are to be depreciated.

In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life of mine strip ratio to a strip ratio applicable to a component of an orebody is as follows:

Transition

IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ending 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated.

If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.

Impact of IFRIC 20

For purposes of the quarterly results, the adoption of IFRIC 20 at the transition date of 1 January 2011; the adjustments required for the financial reporting period from the transition date until the beginning of the preceding period presented, i.e. 1 January 2011 to 31 December 2011; and the adjustments required for the financial reporting period 1 January 2012 to 31 December 2012, had the following cumulative impact on accumulated losses as at 1 January 2012 and 31 December 2012:

US Dollar million	1 January 2012			31 December 2012		
	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Accumulated losses						
Opening balance	(1,300)	-	(1,300)	(823)	-	(823)
Derecognise deferred stripping balances not meeting the requirements of IFRIC 20	-	(99)	(99)	-	(99)	(99)
Reversals of deferred stripping movements under previous approach	-	18	18	-	8	8
Additional production stripping costs capitalised in terms of IFRIC 20	-	159	159	-	313	313
Amortisation of deferred stripping assets capitalised in terms of IFRIC 20	-	(57)	(57)	-	(94)	(94)
Adjustment to inventory valuations as a result of deferred stripping asset adjustments	-	(66)	(66)	-	(74)	(74)
Effect on equity accounted investments' profit (loss)	-	(11)	(11)	-	(13)	(13)
Tax effect	-	10	10	-	(16)	(16)
Non-controlling interests	-	-	-	-	1	1
Adjusted opening accumulated losses[2]	**(1,300)**	**(46)**	**(1,346)**	**(823)**	**26**	**(797)**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

[2] Adjusted opening accumulated losses before the impact of IAS 19 – refer 14.2.

Impact on the comparative information

The adoption of IFRIC 20 had the following impact on the comparative information for the quarter ended 30 September 2012:

US Dollar million	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Tangible assets			
Opening balance – 1 January 2012	6,525	20	6,545
Reversals of deferred stripping movements under previous approach	5	(5)	-
Production stripping costs capitalised in terms of IFRIC 20	-	88	88
Amortisation of deferred stripping assets	-	(17)	(17)
Other movements in tangible assets	259	-	259
Adjusted closing balance – 30 June 2012	6,789	87	6,876
Reversals of deferred stripping movements under previous approach	6	(6)	-
Production stripping costs capitalised in terms of IFRIC 20	-	40	40
Amortisation of deferred stripping assets	-	(7)	(7)
Other movements in tangible assets	825	-	825
Adjusted closing balance – 30 September 2012	7,620	114	7,733
Reversals of deferred stripping movements under previous approach	(1)	1	-
Production stripping costs capitalised in terms of IFRIC 20	-	26	26
Amortisation of deferred stripping assets	-	(13)	(13)
Other movements in tangible assets	29	-	29
Adjusted closing balance - 31 December 2012	**7,648**	**128**	**7,776**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Rounding of figures may result in computational discrepancies.

	30 September 2012			31 December 2012		
US Dollar million	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Inventory	1,220	-	1,220			
Closing balance				1,287	-	1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(85)	(85)	-	(74)	(74)
Adjusted closing balance	**1,220**	**(85)**	**1,135**	**1,287**	**(74)**	**1,213**

[1] The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.

	Quarter ended 30 September 2012			Nine months ended 30 September 2012			Year ended 31 December 2012		
US Dollar million	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Profit or loss									
Profit before taxation	245	-	245	1,405	-	1,405	1,171	-	1,171
Decrease (increase) in cash costs included in cost of sales due to:	-	34	34	-	97	97	-	135	135
- Reversals of deferred stripping movements under previous approach	-	(7)	(7)	-	(12)	(12)	-	(10)	(10)
- Production stripping costs capitalised in terms of IFRIC 20	-	40	40	-	128	128	-	154	154
- Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	1	1	-	(19)	(19)	-	(9)	(9)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20	-	(7)	(7)	-	(24)	(24)	-	(37)	(37)
Effect on equity-accounted investments' (loss) profit	-	(1)	(1)	-	(3)	(3)	-	(1)	(1)
Sub-total	**245**	**26**	**271**	**1,405**	**70**	**1,475**	**1,171**	**97**	**1,268**
Taxation	(76)	(8)	(84)	(373)	(18)	(391)	(322)	(26)	(348)
- Normal taxation	(106)	(1)	(107)	(398)	3	(395)	(413)	(1)	(414)
- Deferred taxation	30	(7)	23	25	(21)	4	91	(25)	66
Adjusted profit	**169**	**18**	**187**	**1,032**	**52**	**1,084**	**849**	**71**	**920**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

US Dollar million	Quarter ended 30 September 2012 As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	Nine months ended 30 September 2012 As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	Year ended 31 December 2012 As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Other comprehensive income									
Profit as previously reported	169	-	169	1,032	-	1,032	849	-	849
Adjustment to profit as a result of deferred stripping asset adjustments	-	18	18	-	52	52	-	71	71
Other movements in other comprehensive income	(28)	-	(28)	(74)	-	(74)	(122)	-	(122)
Adjusted total comprehensive income for the period, net of tax	**141**	**18**	**159**	**958**	**52**	**1,010**	**727**	**71**	**798**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Rounding of figures may result in computational discrepancies.

14.2 Employee benefits

The group operates defined benefit pension plans, which require contributions to be made to separately administered funds.

IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

Impact of transition to IAS 19:

No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders' equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.

The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (note 14.1) are set out below:

US Dollar million	1 January 2012	31 December 2012
Total equity as previously reported	5,166	5,469
Effect of IFRIC 20 adjustments per 14.1	(46)	26
Adjustment to accumulated losses due to the requirements of IAS 19	(5)	(9)
Adjustment to actuarial (losses) gain due to the requirements of IAS 19	5	9
Adjusted total equity	**5,119**	**5,494**

US Dollar million	Quarter ended 30 September 2012	Nine months ended 30 September 2012	Year ended 31 December 2012
Total comprehensive income			
Opening balance per 14.1	159	1,010	798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	-	-	(7)
Deferred tax thereon	-	-	2
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	-	-	7
Deferred tax thereon	-	-	(2)
Adjusted total comprehensive income	**159**	**1,010**	**798**

There was no impact on the group's consolidated statement of cash flows.

14.3 Effect of Accounting Policy changes on earnings per share and headline earnings per share

	Quarter ended 30 September 2012	Nine months ended 30 September 2012	Year ended 31 December 2012
Basic earnings per ordinary share			
Previously reported basic earnings per ordinary share (cents)	43	263	215
Increase in basic earnings per ordinary share (cents)	5	14	17
Restated basic earnings per ordinary share (cents)	48	277	232
Diluted earnings per ordinary share			
Previously reported diluted earnings per ordinary share (cents)	43	220	161
Increase in diluted earnings per ordinary share (cents)	5	12	16
Restated diluted earnings per ordinary share (cents)	48	232	177
Headline earnings per ordinary share			
Previously reported headline earnings per ordinary share (cents)	46	268	296
Increase in headline earnings per ordinary share (cents)	5	13	16
Restated headline earnings per ordinary share (cents)	51	281	312
Diluted headline earnings per ordinary share			
Previously reported diluted headline earnings per ordinary share (cents)	46	224	236
Increase in diluted headline earnings per ordinary share (cents)	5	12	15
Restated diluted headline earnings per ordinary share (cents)	51	236	251

Rounding of figures may result in computational discrepancies.

15. Non-current assets and liabilities held for sale

Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.

Management has selected certain offers received from potential bidders who meet management's qualifying criteria and have asked them to confirm certain terms of their submissions in the form of firm and final offers. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company.

16. Financial risk management activities

Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at			
	Sep 2013 Reviewed	Jun 2013 Reviewed	Dec 2012 Unaudited	Sep 2012 Restated Reviewed
Carrying amount	**3,909**	3,493	3,583	3,421
Fair value	**3,690**	3,400	3,730	3,824

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of convertible bonds:

		Quarter ended Sep 2013	Quarter ended Jun 2013	Quarter ended Dec 2012	Quarter ended Sep 2012
Market quoted bond price	%	100	99.3	103.9	106.3
Fair value of bonds excluding conversion feature	%	100	99.3	102.6	102.7
Fair value of conversion feature	%	-	-	1.3	3.6
Total issued bond value	$m	6.6	732.5	732.5	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

Derivative assets (liabilities) comprise the following:

	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted
US Dollar million	September 2013		June 2013		December 2012		September 2012	
Embedded derivatives	-	-	-	-	-	(1)	-	(2)
Option component of convertible bonds	-	-	-	-	-	(9)	-	(26)
Total derivatives	**-**	**-**	**-**	**-**	**-**	**(10)**	**-**	**(28)**

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
US Dollar million	September 2013				June 2013				December 2012				September 2012			
Assets measured at fair value																
Available-for-sale financial assets																
Equity securities	45	2	-	47	42	2	-	44	69	2	-	71	82	-	-	82
Liabilities measured at fair value																
Financial liabilities at fair value through profit or loss																
Option component of convertible bonds	-	-	-	-	-	-	-	-	-	9	-	9	-	26	-	26
Embedded derivatives	-	-	-	-	-	-	-	-	-	1	-	1	-	2	-	2
Mandatory convertible bonds	-	-	-	-	270	-	-	270	588	-	-	588	656	-	-	656
$1.25bn bonds	1,315	-	-	1,315	-	-	-	-	-	-	-	-	-	-	-	-

Rounding of figures may result in computational discrepancies.

17. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 September are detailed below:

Contingencies and guarantees

	Sep 2013 Reviewed	Dec 2012 Restated
	US Dollar million	
Contingent liabilities		
Groundwater pollution [(1)]	-	-
Deep groundwater pollution – Africa [(2)]	-	-
Indirect taxes – Ghana [(3)]	28	23
Litigation – Ghana [(4) (5)]	97	-
ODMWA litigation [(6)]	-	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [(7)]	40	38
Sales tax on gold deliveries – Mineração Serra Grande S.A. [(8)]	102	156
Other tax disputes – Mineração Serra Grande S.A. [(9)]	17	19
Tax dispute - AngloGold Ashanti Colombia S.A. [(10)]	189	161
Tax dispute - Cerro Vanguardia S.A. [(11)]	72	-
Contractual dispute – AngloGold Ashanti Australia Limited [(12)]	9	-
Contingent assets		
Indemnity – Kinross Gold Corporation [(13)]	(62)	(90)
Royalty – Boddington Gold Mine [(14)]	-	-
Royalty – Tau Lekoa Gold Mine [(15)]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [(16)]	10	12
	502	**319**

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2) Deep groundwater pollution – The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.

(3) Indirect taxes – AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $28m (2012: $23m). Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(4) Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 23 October 2013, MBC filed a notice of discontinuance of the original claims and indicated its intention to re-file part of the claims in court and refer part to arbitration. AGAG intends to vigorously defend any forthcoming claims.

(5) Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. AGAG has filed a notice of intention to defend. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.

(6) Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to

pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On September 4, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were brought. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class which the applicants now request the court to certify would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In October 2012, a further 31 individual summonses and particulars of claim were received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $8 million. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors. The exception was heard on 3 October 2013. Judgement has been reserved.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The Company is unable to reasonably estimate its share of the amounts claimed.

(7) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $20m (2012: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $20m (2012: $17m). Management is of the opinion that these taxes are not payable.

(8) Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $63m (2012: $96m) and $39m (2012: $60m) respectively. In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. On 28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities for the possible taxes payable. The company believes both assessments are in violation of federal legislation on sales taxes.

(9) Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $17m (2012: $19m).

(10) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $35m

will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $154m, based on Colombian tax law. The company believes that it has applied the tax legislation correctly and is busy preparing a response.

(11) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $22m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $50m. Management is of the opinion that the taxes are not payable.

(12) Contractual dispute – AngloGold Ashanti Australia Limited (AGAA) and Pacific Industrial Company (WA) Pty Ltd (PIC) entered in 2012 into contractual arrangements relating to the construction of the Tropicana mine. PIC asserts various claims relating to these contracts and issued notices escalating each claim to a contractual dispute resolution process. PIC has advised of its intention to commence litigation proceedings relating to the claims should the disputes not be adequately resolved. AGAA intends to vigorously defend any forthcoming claims.

(13) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($114m at 30 September 2013 exchange rates) against the specific exposures discussed in items 8 and 9 above. At 30 September 2013, the company has estimated that the maximum contingent asset is $62m (2012: $90m).

(14) Royalty – As a result of the sale of the interest in the Boddington Gold Mine during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $73m (2012: $60m) has been recorded to date. No royalties were received during the quarter (2012: nil) as the requirements above were not met.

(15) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 378,198oz produced have been received to date. Royalties of $1m (2012: $1m) were received during the quarter.

(16) Provision of surety – The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $10m (2012: $12m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

18. Concentration of risk

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

	2013
	US Dollar million
Recoverable value added tax	18
Recoverable fuel duties [1]	45
Appeal deposits	4

(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

19. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

20. Announcements

The following significant public announcements were made by AngloGold Ashanti on the dates specified during the period under the review and up to the date of the release of the quarterly results on 6 November 2013:

On 12 July 2013, Moody's Investors Service downgraded AngloGold Ashanti's credit rating to Baa3 from Baa2. Moody's also downgraded the company's senior unsecured debt.

On 17 July 2013, Standard & Poor's (S&P) cut its long-term corporate credit rating on AngloGold Ashanti to BB+ from BBB- and its long and short-term South Africa national-scale ratings on AngloGold Ashanti to zaA/zaA-2 from zaAA-/ zaA-1. It also lowered its issue rating on AngloGold's senior unsecured notes to BB+ from BBB-.

On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding 3.5% Guaranteed Convertible Bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of Bonds validly tendered. In addition, holders received, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the tender offer.

On 30 July 2013, AngloGold Ashanti raised a corporate bond of $1,250m at 8.5% interest per annum to replace the 3.5% Guaranteed Convertible Bond due May 2014. The funds raised over and above the settlement of the convertible bond will be used for general corporate purposes and to provide flexibility for an expiring revolving credit facility.

On 22 August 2013, AngloGold Ashanti's wholly-owned subsidiary, AngloGold Ashanti Holdings plc, announced the results of a cash tender offer for any and all of the 3.50% Guaranteed Convertible Bonds Due 2014 of AngloGold Ashanti Holdings Finance plc. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased 725.9 million in aggregate principal amount of the Bonds, representing 99.1% of the total issuance.

On 6 September 2013, AngloGold Ashanti South African employees returned to work after a two-year wage settlement was reached with the Company through the Chamber of Mines. The employees embarked on a strike on 3 September following a wage dispute with the Company.

On 17 September 2013, AngloGold Ashanti announced the conversion of the 6.00% Mandatory Convertible Subordinated Bonds issued on 15 September 2010 by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company.

On 25 September 2013, the Kibali Gold Mine in the Democratic Republic of Congo, in which AngloGold Ashanti owns a 45% stake, poured its first gold ahead of schedule and within budget.

On 26 September 2013, the Tropicana Gold Mine in Western Australia, owned 70% by AngloGold Ashanti, began production ahead of schedule and within budget.

21.   Subsequent events

On 9 October 2013, AngloGold Ashanti Holdings Finance notified holders of an optional redemption of the 3.50 per cent Guaranteed Convertible Bonds due in 2014.

By order of the Board

T T MBOWENI   **S VENKATAKRISHNAN**
Chairman   Chief Executive Officer

4 November 2013

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A Adjusted headline earnings (loss)

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Headline (loss) earnings (note 9)	**(18)**	112	197	354	1,088
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**34**	(100)	61	(66)	61
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	**(9)**	27	(17)	18	(17)
Fair value adjustment on $1.25bn bonds	**46**	-	-	46	-
Fair value adjustment on option component of convertible bonds	**-**	-	2	(9)	(66)
Fair value adjustment on mandatory convertible bonds	**523**	(175)	11	211	(97)
Adjusted headline earnings (loss)	**576**	(135)	253	553	969
Adjusted headline earnings (loss) per ordinary share (cents) [1]	**148**	(35)	65	142	250

[1] Calculated on the basic weighted average number of ordinary shares.

B Adjusted gross profit

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Reconciliation of gross profit to adjusted gross profit:					
Gross profit	**276**	330	539	1,041	1,936
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**34**	(100)	61	(66)	61
Adjusted gross profit	**310**	231	599	975	1,996

C Price received

	Quarter ended			Nine months ended	
	Sep 2013	Jun 2013	Sep 2012 Restated	Sep 2013	Sep 2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Gold income (note 2)	**1,374**	1,242	1,629	4,079	4,955
Adjusted for non-controlling interests	**(21)**	(17)	(19)	(61)	(115)
	1,353	1,225	1,610	4,018	4,840
Realised loss on other commodity contracts	**6**	7	5	20	5
Equity-accounted associates and joint ventures' share of gold income including realised non-hedge derivatives	**50**	65	80	185	247
Attributable gold income including realised non-hedge derivatives	**1,409**	1,297	1,695	4,223	5,092
Attributable gold sold - oz (000)	**1,062**	912	1,029	2,902	3,088
Revenue price per unit - $/oz	**1,327**	1,421	1,648	1,455	1,649

Rounding of figures may result in computational discrepancies.

		Quarter ended			Nine months ended	
		Sep	Jun	Sep	Sep	Sep
		2013	2013	2012	2013	2012
				Restated		Restated
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		US Dollar million / Imperial				
D	**All-in sustaining costs**					
	Cost of sales (note 3)	**1,064**	1,012	1,029	3,104	2,958
	Amortisation of tangible and intangible assets (note 3)	**(159)**	(214)	(210)	(587)	(615)
	Adjusted for decomissioning amortisation	**1**	1	2	4	5
	Inventory writedown to net realisable value (note 8)	**-**	178	-	178	-
	Corporate administration and marketing related to current operations	**41**	57	70	163	205
	Equity-accounted associates and joint ventures' share of costs	**52**	44	51	142	164
	Sustaining exploration and study costs	**14**	33	42	79	103
	Total sustaining capex	**232**	272	322	746	861
	All-in sustaining costs	**1,245**	1,383	1,306	3,829	3,681
	Adjusted for non-controlling interests	**(19)**	(17)	(16)	(55)	(79)
	All-in sustaining costs adjusted for non-controlling interests	**1,226**	1,366	1,290	3,774	3,602
	Gold sold - oz (000)	**1,062**	912	1,029	2,902	3,088
	All-in sustaining cost per unit - $/oz	**1,155**	1,497	1,254	1,301	1,167
	All-in sustaining cost (excluding stockpile impairments) per unit - $/oz	**1,155**	1,302	1,254	1,239	1,167
E	**Total costs**					
	Total cash costs (note 3)	**815**	824	833	2,436	2,353
	Adjusted for non-controlling interests and non-gold producing companies	**(22)**	(28)	(26)	(90)	(81)
	Equity-accounted associates and joint ventures' share of total cash costs	**50**	44	52	141	167
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	**843**	840	859	2,487	2,438
	Retrenchment costs (note 3)	**44**	4	2	53	8
	Rehabilitation and other non-cash costs (note 3)	**6**	12	16	29	50
	Amortisation of tangible assets (note 3)	**153**	206	209	572	612
	Amortisation of intangible assets (note 3)	**6**	8	1	15	3
	Adjusted for non-controlling interests and non-gold producing companies	**7**	(4)	(3)	(3)	(19)
	Equity-accounted associates and joint ventures' share of production costs	**2**	1	3	5	7
	Total production costs adjusted for non-controlling interests and non-gold producing companies	**1,061**	1,066	1,088	3,158	3,099
	Gold produced - oz (000)	**1,043**	935	1,030	2,876	3,084
	Total cash cost per unit - $/oz	**809**	898	834	865	790
	Total production cost per unit - $/oz	**1,017**	1,141	1,056	1,098	1,005
F	**EBITDA**					
	Operating profit (loss)	**80**	(3,019)	332	(2,675)	1,418
	Retrenchment costs (note 3)	**44**	4	2	53	8
	Amortisation of tangible assets (note 3)	**153**	206	209	572	612
	Amortisation of intangible assets (note 3)	**6**	8	1	15	3
	Impairment and derecognition of goodwill, tangible and intangible assets (note 5)	**8**	2,982	1	2,992	2
	Impairment reversal of intangible assets (note 5)	**-**	-	-	-	(10)
	Impairment of other investments (note 5)	**4**	14	3	29	4
	Net (profit) loss on disposal and derecognition of assets (note 5)	**1**	(4)	7	(2)	13
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**34**	(100)	61	(66)	61
	Write-down of stockpiles and heap leach to net realisable value (note 5)	**-**	178	**-**	178	**-**
	Write-off of loans (note 5)	**-**	7	**-**	7	**-**
	Share of equity-accounted associates and joint ventures' EBITDA	**(4)**	13	15	20	55
		327	288	632	1,123	2,165
G	**Interest cover**					
	EBITDA (note F)	**327**	288	632	1,123	2,165
	Finance costs (note 6)	**76**	54	50	179	121
	Capitalised finance costs	**(2)**	3	4	5	8
		74	57	54	184	129
	Interest cover - times	**4**	5	12	6	17

		As at Sep 2013	As at Jun 2013	As at Dec 2012	As at Sep 2012 Restated
		Unaudited	Unaudited	Unaudited	Unaudited
		US Dollar million			
H	**Net asset value - cents per share**				
	Total equity	**3,411**	3,192	5,494	5,748
	Mandatory convertible bonds	**-**	270	588	656
		3,411	3,462	6,082	6,404
	Number of ordinary shares in issue - million (note 10)	**404**	385	385	386
	Net asset value - cents per share	**845**	898	1,580	1,661
	Total equity	**3,411**	3,192	5,494	5,748
	Mandatory convertible bonds	**-**	270	588	656
	Intangible assets	**(288)**	(281)	(315)	(289)
		3,123	3,181	5,767	6,115
	Number of ordinary shares in issue - million (note 10)	**404**	385	385	386
	Net tangible asset value - cents per share	**773**	825	1,498	1,586
I	**Net debt**				
	Borrowings - long-term portion	**3,583**	2,212	2,724	2,708
	Borrowings - short-term portion	**326**	1,011	271	57
	Bank overdraft	**25**	31	-	-
	Total borrowings [(1)]	**3,934**	3,254	2,995	2,765
	Corporate office lease	**(26)**	(26)	(31)	(32)
	Unamortised portion of the convertible and rated bonds	**(2)**	34	53	52
	Fair value adjustment on $1.25bn bonds	**(46)**	-	-	-
	Cash restricted for use	**(66)**	(63)	(64)	(93)
	Cash and cash equivalents	**(786)**	(415)	(892)	(1,123)
	Net debt excluding mandatory convertible bonds	**3,008**	2,784	2,061	1,569

[(1)] Borrowings exclude the mandatory convertible bonds (note H).
Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED SEPTEMBER 2013		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	215	1	-	-	216
Mined	- 000 tonnes	1,196	443	423	809	2,871
Milled / Treated	- 000 tonnes	1,236	362	474	860	2,933
Recovered grade	- oz/ton	0.198	0.160	0.064	0.148	0.157
	- g/tonne	6.80	5.49	2.20	5.09	5.39
Gold produced	- oz (000)	270	64	34	141	509
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	8,360	73	-	-	8,433
Recovered grade	- oz/ton	0.006	0.056	-	-	0.007
	- g/tonne	0.22	1.92	-	-	0.23
Gold produced	- oz (000)	59	5	-	-	63
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	14,102	3,871	-	17,973
Mined	- 000 tonnes	-	32,676	1,763	5,758	40,196
Treated	- 000 tonnes	-	6,113	439	225	6,777
Stripping ratio	- ratio	-	5.09	0.17	10.01	4.44
Recovered grade	- oz/ton	-	0.046	0.059	0.193	0.052
	- g/tonne	-	1.57	2.02	6.62	1.77
Gold produced	- oz (000)	-	309	28	48	385
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	978	-	17,532	18,510
Placed	- 000 tonnes	-	209	-	5,886	6,095
Stripping ratio	- ratio	-	17.44	-	2.27	2.42
Recovered grade	- oz/ton	-	0.027	-	0.009	0.010
	- g/tonne	-	0.94	-	0.31	0.33
Gold placed	- oz (000)	-	6	-	59	65
Gold produced	- oz (000)	-	5	-	81	85
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.71	10.36	46.76	18.04	8.48
TOTAL						
Subsidiaries' gold produced	- oz (000)	329	345	62	270	1,006
Joint ventures' gold produced	- oz (000)	-	37	-	-	37
Attributable gold produced	- oz (000)	329	382	62	270	1,043
Minority gold produced	- oz (000)	-	12	-	5	17
Subsidiaries' gold sold	- oz (000)	344	349	63	268	1,024
Joint ventures' gold sold	- oz (000)	-	38	-	-	38
Attributable gold sold	- oz (000)	344	387	63	268	1,062
Minority gold sold	- oz (000)	-	12	-	5	18
Spot price	- $/oz	1,329	1,329	1,329	1,329	1,329
Price received	- $/oz sold	1,330	1,324	1,326	1,326	1,327
All-in Sustaining costs	- $/oz sold	1,143	1,141	1,582	957	1,155
Total cash costs	- $/oz produced	851	804	1,270	656	809
Total production costs	- $/oz produced	1,092	979	1,510	858	1,017

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2013 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	452	530	83	359	-	1,424	(50)	1,374
Cash costs	(291)	(320)	(79)	(208)	-	(898)	51	(847)
By-products revenue	11	1	-	20	-	32	-	32
Total cash costs	(280)	(319)	(79)	(188)	-	(865)	50	(815)
Retrenchment costs	(16)	(27)	(1)	(1)	-	(44)	-	(44)
Rehabilitation and other non-cash costs	(2)	1	1	(6)	-	(6)	-	(6)
Amortisation of assets	(62)	(42)	(15)	(40)	(2)	(161)	2	(159)
Total production costs	(359)	(387)	(94)	(234)	(2)	(1,077)	52	(1,025)
Inventory change	(16)	(13)	(1)	(10)	-	(40)	1	(39)
Cost of sales	(376)	(400)	(95)	(244)	(2)	(1,116)	53	(1,064)
Adjusted gross profit (loss)	**76**	**130**	**(11)**	**114**	**(2)**	**307**	**3**	**310**
Unrealised non-hedge derivatives and other commodity contracts	(34)	-	-	-	-	(34)	-	(34)
Gross profit (loss)	**42**	**130**	**(11)**	**114**	**(2)**	**273**	**3**	**276**
Corporate and other costs	(1)	(2)	-	(7)	(39)	(49)	1	(49)
Exploration and evaluation costs	(4)	(15)	(5)	(36)	(3)	(63)	8	(55)
Intercompany transactions	-	(30)	(2)	(1)	32	-	-	-
Special items	-	(10)	-	(7)	(75)	(92)	1	(92)
Operating profit (loss)	**37**	**75**	**(18)**	**63**	**(87)**	**69**	**11**	**80**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(1)	(10)	-	(69)	(81)	(2)	(83)
Exchange gain (loss)	-	1	-	2	6	10	-	10
Share of equity accounted investments profit	-	7	-	(1)	30	36	(11)	25
Profit (loss) before taxation	36	82	(28)	64	(120)	34	(2)	32
Taxation	5	(18)	8	(33)	(2)	(40)	2	(38)
Profit (loss) for the period	**40**	**64**	**(20)**	**31**	**(122)**	**(6)**	**-**	**(6)**
Equity shareholders	40	74	(20)	29	(122)	1	-	1
Non-controlling interests	-	(10)	-	3	-	(7)	-	(7)
Operating profit (loss)	37	75	(18)	63	(87)	69	11	80
Retrenchment costs	16	27	1	1	-	44	-	44
Unrealised non-hedge derivatives and other commodity contracts	34	-	-	-	-	34	-	34
Loss on realised other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	30	2	1	(32)	-	-	-
Special items	1	7	-	5	-	13	-	13
Share of associates' EBIT	-	7	-	(1)	-	6	(11)	(6)
EBIT	**88**	**145**	**(16)**	**69**	**(120)**	**166**	**-**	**166**
Amortisation of assets	62	42	15	40	2	161	(2)	159
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**149**	**187**	**-**	**108**	**(118)**	**327**	**-**	**327**
Profit (loss) attributable to equity shareholders	40	74	(20)	29	(122)	1	-	1
Special items	1	7	-	5	-	13	-	13
Share of associates' special items	-	-	-	-	(32)	(31)	-	(31)
Taxation on items above	-	-	-	-	-	(1)	-	(1)
Headline earnings (loss)	**41**	**81**	**(20)**	**33**	**(153)**	**(18)**	**-**	**(18)**
Unrealised non-hedge derivatives and other commodity contracts	34	-	-	-	-	34	-	34
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(9)	-	-	-	-	(9)	-	(9)
Fair value adjustment on $1.25bn bonds	-	-	-	-	46	46	-	46
Fair value adjustment on option component of convertible bonds	-	-	-	-	-	-	-	-
Fair value adjustment on mandatory convertible bonds	-	-	-	-	523	523	-	523
Adjusted headline earnings (loss)	**66**	**81**	**(20)**	**33**	**416**	**576**	**-**	**576**
Sustaining Ore reserve development capital	54	8	3	21	-	86	-	86
Sustaining Stay-in-business capital	24	81	15	24	2	145	(11)	134
Project capital	38	110	31	38	-	216	(92)	124
Total capital expenditure	**116**	**198**	**49**	**83**	**2**	**448**	**(103)**	**345**
Capitalised leased assets								-
Expenditures on intangible assets								(18)
Capital expenditure per statement of cash flows								**327**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED JUNE 2013		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	193	-	-	-	193
Mined	- 000 tonnes	1,184	351	509	767	2,811
Milled / Treated	- 000 tonnes	1,113	341	447	812	2,712
Recovered grade	- oz/ton	0.200	0.133	0.063	0.125	0.146
	- g/tonne	6.86	4.56	2.16	4.27	5.02
Gold produced	- oz (000)	245	50	31	112	438
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	8,817	81	-	-	8,898
Recovered grade	- oz/ton	0.006	0.086	-	-	0.007
	- g/tonne	0.22	2.94	-	-	0.24
Gold produced	- oz (000)	62	8	-	-	69
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	13,683	2,691	-	16,374
Mined	- 000 tonnes	-	32,677	10,450	6,542	49,669
Treated	- 000 tonnes	-	6,008	467	256	6,731
Stripping ratio	- ratio	-	5.04	14.71	19.77	6.77
Recovered grade	- oz/ton	-	0.042	0.038	0.173	0.047
	- g/tonne	-	1.44	1.29	5.95	1.60
Gold produced	- oz (000)	-	279	19	49	347
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,285	-	16,603	17,889
Placed	- 000 tonnes	-	295	-	5,621	5,916
Stripping ratio	- ratio	-	32.45	-	2.17	2.39
Recovered grade	- oz/ton	-	0.019	-	0.010	0.010
	- g/tonne	-	0.67	-	0.34	0.36
Gold placed	- oz (000)	-	6	-	62	68
Gold produced	- oz (000)	-	6	-	75	80
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.18	9.20	37.10	15.23	7.33
TOTAL						
Subsidiaries' gold produced	- oz (000)	307	297	50	235	889
Joint ventures' gold produced	- oz (000)	-	46	-	-	46
Attributable gold produced	- oz (000)	307	343	50	235	935
Minority gold produced	- oz (000)	-	11	-	5	16
Subsidiaries' gold sold	- oz (000)	303	277	50	236	866
Joint ventures' gold sold	- oz (000)	-	46	-	-	46
Attributable gold sold	- oz (000)	303	323	50	236	912
Minority gold sold	- oz (000)	-	11	-	5	16
Spot price	- $/oz	1,416	1,416	1,416	1,416	1,416
Price received	- $/oz sold	1,417	1,430	1,416	1,415	1,421
All-in Sustaining costs	- $/oz sold	1,217	1,753	2,424	1,123	1,497
Total cash costs	- $/oz produced	890	883	1,829	733	898
Total production costs	- $/oz produced	1,127	1,119	2,051	988	1,141

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2013 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	423	477	71	337	-	1,308	(65)	1,242
Cash costs	(292)	(312)	(92)	(216)	2	(910)	44	(865)
By-products revenue	19	1	-	23	-	42	-	42
Total cash costs	(273)	(311)	(92)	(193)	2	(868)	44	(824)
Retrenchment costs	(3)	-	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(9)	(3)	2	(1)	-	(12)	-	(12)
Amortisation of assets	(60)	(79)	(13)	(60)	(2)	(215)	2	(213)
Total production costs	(346)	(393)	(103)	(256)	-	(1,098)	45	(1,053)
Inventory change	4	16	2	19	-	41	-	41
Cost of sales	(342)	(377)	(101)	(236)	-	(1,057)	45	(1,012)
Adjusted gross profit (loss)	**81**	**100**	**(30)**	**100**	**-**	**250**	**(20)**	**231**
Unrealised non-hedge derivatives and other commodity contracts	99	-	-	-	-	100	-	100
Gross profit (loss)	**180**	**100**	**(30)**	**100**	**-**	**350**	**(20)**	**330**
Corporate and other costs	(1)	(2)	-	(10)	(54)	(67)	-	(67)
Exploration and evaluation costs	(2)	(23)	(10)	(49)	(5)	(90)	11	(79)
Intercompany transactions	-	(28)	(2)	(1)	31	-	-	-
Special items	(293)	(1,873)	5	(954)	(88)	(3,204)	1	(3,203)
Operating profit (loss)	**(116)**	**(1,826)**	**(38)**	**(914)**	**(117)**	**(3,011)**	**(8)**	**(3,019)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	1	1	(5)	1	120	118	(2)	116
Exchange (loss) gain	-	1	-	1	3	5	1	5
Share of equity-accounted investments profit	-	(178)	-	(1)	(7)	(186)	2	(183)
Profit (loss) before taxation	(116)	(2,001)	(43)	(913)	-	(3,074)	(7)	(3,081)
Taxation	49	541	12	287	(2)	887	7	895
Profit (loss) for the period	**(67)**	**(1,460)**	**(31)**	**(626)**	**(2)**	**(2,186)**	**-**	**(2,186)**
Equity shareholders	(67)	(1,444)	(31)	(622)	(2)	(2,165)	-	(2,165)
Non-controlling interests	-	(16)	-	(5)	-	(21)	-	(21)
Operating profit (loss)	(116)	(1,826)	(38)	(914)	(117)	(3,011)	(8)	(3,019)
Retrenchment costs	3	-	-	1	-	4	-	4
Unrealised non-hedge derivatives and other commodity contracts	(99)	-	-	-	-	(100)	-	(100)
Loss on realised other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	28	2	1	(31)	-	-	-
Special items	294	1,846	-	953	84	3,177	-	3,177
Share of associates' EBIT	-	-	-	(1)	4	3	8	11
EBIT	**81**	**47**	**(36)**	**39**	**(60)**	**73**	**-**	**73**
Amortisation of assets	60	79	13	60	2	215	(2)	213
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**142**	**126**	**(23)**	**100**	**(58)**	**288**	**-**	**288**
Profit (loss) attributable to equity shareholders	(67)	(1,444)	(31)	(622)	(2)	(2,165)	-	(2,165)
Special items	293	1,662	-	953	84	2,992	-	2,992
Share of associates' special items	-	178	-	-	9	187	-	187
Taxation on items above	(81)	(493)	-	(327)	-	(902)	-	(901)
Headline earnings (loss)	**145**	**(97)**	**(31)**	**4**	**92**	**112**	**-**	**112**
Unrealised non-hedge derivatives and other commodity contracts	(99)	-	-	-	-	(100)	-	(100)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	27	-	-	-	-	27	-	27
Fair value adjustment on $1.25bn bonds	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	-	-	-	-
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(175)	(175)	-	(175)
Adjusted headline earnings (loss)	**72**	**(97)**	**(31)**	**4**	**(83)**	**(135)**	**-**	**(135)**
Sustaining Ore reserve development capital	59	9	3	25	-	95	-	95
Sustaining Stay-in-business capital	26	75	22	52	-	176	(10)	166
Project capital	37	137	75	36	-	285	(108)	177
Total capital expenditure	**123**	**221**	**100**	**113**	**-**	**556**	**(117)**	**439**
Capitalised leased assets								(1)
Expenditures on intangible assets								(20)
Capital expenditure per statement of cash flows								**418**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED SEPTEMBER 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	237	-	-	-	237
Mined	- 000 tonnes	1,480	386	417	650	2,932
Milled / Treated	- 000 tonnes	1,309	429	541	749	3,028
Recovered grade	- oz/ton	0.221	0.124	0.057	0.146	0.160
	- g/tonne	7.58	4.26	1.97	5.00	5.47
Gold produced	- oz (000)	319	59	34	120	533
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	6,687	36	-	-	6,722
Recovered grade	- oz/ton	0.007	0.025	-	-	0.007
	- g/tonne	0.25	0.85	-	-	0.25
Gold produced	- oz (000)	54	1	-	-	55
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	11,661	1,369	-	13,030
Mined	- 000 tonnes	-	27,865	3,312	6,244	37,421
Treated	- 000 tonnes	-	6,151	293	268	6,712
Stripping ratio	- ratio	-	4.12	16.66	19.05	5.29
Recovered grade	- oz/ton	-	0.043	0.091	0.154	0.049
	- g/tonne	-	1.47	3.12	5.29	1.69
Gold produced	- oz (000)	-	290	29	46	365
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,078	-	15,110	17,188
Placed	- 000 tonnes	-	315	-	5,917	6,232
Stripping ratio	- ratio	-	12.60	-	1.74	2.03
Recovered grade	- oz/ton	-	0.024	-	0.012	0.013
	- g/tonne	-	0.83	-	0.42	0.44
Gold placed	- oz (000)	-	8	-	79	88
Gold produced	- oz (000)	-	7	-	71	77
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	5.07	10.30	45.54	16.34	8.29
TOTAL						
Subsidiaries' gold produced	- oz (000)	373	307	64	237	980
Joint ventures' gold produced	- oz (000)	-	50	-	-	50
Attributable gold produced	- oz (000)	373	357	64	237	1,030
Minority gold produced	- oz (000)	-	11	-	5	15
Subsidiaries' gold sold	- oz (000)	370	296	61	253	980
Joint ventures' gold sold	- oz (000)	-	49	-	-	49
Attributable gold sold	- oz (000)	370	345	61	253	1,029
Minority gold sold	- oz (000)	-	10	-	5	15
Spot price	- $/oz	1,653	1,653	1,653	1,653	1,653
Price received	- $/oz sold	1,652	1,642	1,646	1,652	1,648
All-in Sustaining costs	- $/oz sold	1,162	1,245	1,386	1,101	1,254
Total cash costs	- $/oz produced	849	834	937	783	834
Total production costs	- $/oz produced	1,082	1,031	1,092	1,036	1,056

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	606	582	101	421	-	1,709	(80)	1,629
Cash costs	(318)	(310)	(60)	(233)	7	(913)	52	(861)
By-products revenue	1	1	-	25	1	28	-	28
Total cash costs	(317)	(308)	(60)	(208)	8	(885)	52	(833)
Retrenchment costs	(1)	-	-	(1)	-	(2)	-	(2)
Rehabilitation and other non-cash costs	(5)	(7)	-	(4)	-	(16)	-	(16)
Amortisation of assets	(80)	(65)	(10)	(56)	(2)	(213)	3	(210)
Total production costs	(404)	(380)	(69)	(270)	6	(1,117)	55	(1,062)
Inventory change	6	16	5	7	-	34	(2)	32
Cost of sales	(398)	(363)	(64)	(263)	6	(1,083)	53	(1,029)
Adjusted gross profit (loss)	**207**	**219**	**36**	**158**	**6**	**626**	**(27)**	**599**
Unrealised non-hedge derivatives and other commodity contracts	(61)	-	-	-	-	(61)	-	(61)
Gross profit (loss)	**147**	**219**	**36**	**158**	**6**	**566**	**(27)**	**539**
Corporate and other costs	(3)	(4)	-	(7)	(62)	(75)	-	(75)
Exploration and evaluation costs	(3)	(30)	(24)	(42)	(9)	(108)	2	(107)
Intercompany transactions	-	(22)	(3)	(1)	25	-	-	-
Special items	(2)	(9)	(14)	(1)	1	(25)	-	(25)
Operating profit (loss)	**139**	**154**	**(4)**	**108**	**(39)**	**357**	**(25)**	**332**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(1)	(1)	-	(58)	(62)	-	(61)
Exchange gain (loss)	-	(5)	-	(2)	6	(1)	3	1
Share of equity accounted investments profit	-	-	-	(10)	(4)	(14)	13	(1)
Profit (loss) before taxation	136	149	(5)	95	(95)	280	(9)	271
Taxation	(13)	(74)	1	13	(20)	(93)	9	(84)
Profit (loss) for the period	**124**	**74**	**(5)**	**108**	**(114)**	**187**	**-**	**187**
Equity shareholders	124	78	(5)	106	(117)	187	-	187
Non-controlling interests	-	(4)	-	2	3	1	-	1
Operating profit (loss)	139	154	(4)	108	(39)	357	(25)	332
Retrenchment costs	1	-	-	1	-	2	-	2
Unrealised non-hedge derivatives and other commodity contracts	61	-	-	-	-	61	-	61
Intercompany transactions	-	22	3	1	(25)	-	-	-
Special items	4	7	3	1	(2)	12	-	12
Share of associates' EBIT	-	-	-	(10)	(3)	(13)	25	12
EBIT	**204**	**182**	**2**	**100**	**(69)**	**418**	**-**	**419**
Amortisation of assets	80	65	10	56	2	213	(3)	210
Share of associates' amortisation	-	-	-	-	-	-	3	3
EBITDA	**286**	**247**	**12**	**156**	**(67)**	**632**	**-**	**632**
Profit (loss) attributable to equity shareholders	124	78	(5)	106	(117)	187	-	187
Special items	4	7	3	1	(2)	12	-	12
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(1)	-	(1)	-	-	(2)	-	(2)
Headline earnings (loss)	**126**	**85**	**(3)**	**107**	**(119)**	**197**	**-**	**197**
Unrealised non-hedge derivatives and other commodity contracts	61	-	-	-	-	61	-	61
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(17)	-	-	-	-	(17)	-	(17)
Fair value adjustment on $1.25bn bonds	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	2	2	-	2
Fair value adjustment on mandatory convertible bonds	-	-	-	-	11	11	-	11
Adjusted headline earnings (loss)	**170**	**85**	**(3)**	**107**	**(106)**	**253**	**-**	**253**
Sustaining Ore reserve development capital	67	10	3	21	-	102	-	102
Sustaining Stay-in-business capital	42	113	10	39	18	221	(2)	219
Project capital	52	116	73	21	-	262	(71)	192
Total capital expenditure	**161**	**240**	**85**	**81**	**18**	**585**	**(72)**	**512**
Capitalised leased assets								-
Expenditures on intangible assets								(24)
Capital expenditure per statement of cash flows								**488**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2013		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	597	1	-	-	598
Mined	- 000 tonnes	3,556	1,191	1,388	2,342	8,476
Milled / Treated	- 000 tonnes	3,512	1,027	1,356	2,482	8,377
Recovered grade	- oz/ton	0.202	0.143	0.075	0.140	0.156
	- g/tonne	6.91	4.91	2.55	4.80	5.33
Gold produced	- oz (000)	781	162	111	383	1,437
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	25,879	213	-	-	26,092
Recovered grade	- oz/ton	0.006	0.057	-	-	0.007
	- g/tonne	0.22	1.96	-	-	0.23
Gold produced	- oz (000)	183	13	-	-	196
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	42,812	8,103	-	50,915
Mined	- 000 tonnes	-	100,870	15,780	17,798	134,448
Treated	- 000 tonnes	-	17,282	1,221	720	19,223
Stripping ratio	- ratio	-	4.88	6.01	15.00	5.56
Recovered grade	- oz/ton	-	0.042	0.046	0.172	0.047
	- g/tonne	-	1.45	1.57	5.90	1.62
Gold produced	- oz (000)	-	805	62	137	1,003
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	3,469	-	50,072	53,541
Placed	- 000 tonnes	-	760	-	16,974	17,733
Stripping ratio	- ratio	-	25.01	-	2.18	2.37
Recovered grade	- oz/ton	-	0.027	-	0.010	0.011
	- g/tonne	-	0.91	-	0.35	0.38
Gold placed	- oz (000)	-	22	-	192	214
Gold produced	- oz (000)	-	20	-	220	240
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.36	9.01	41.82	16.33	7.55
TOTAL						
Subsidiaries' gold produced	- oz (000)	964	873	173	739	2,749
Joint ventures' gold produced	- oz (000)	-	127	-	-	127
Attributable gold produced	- oz (000)	964	1,000	173	739	2,876
Minority gold produced	- oz (000)	-	34	-	15	49
Subsidiaries' gold sold	- oz (000)	961	899	171	745	2,776
Joint ventures' gold sold	- oz (000)	-	126	-	-	126
Attributable gold sold	- oz (000)	961	1,025	171	745	2,902
Minority gold sold	- oz (000)	-	34	-	15	49
Spot price	- $/oz	1,455	1,455	1,455	1,455	1,455
Price received	- $/oz sold	1,458	1,453	1,455	1,454	1,455
All-in Sustaining costs	- $/oz sold	1,162	1,406	1,922	998	1,301
Total cash costs	- $/oz produced	879	883	1,444	684	865
Total production costs	- $/oz produced	1,114	1,109	1,673	921	1,098

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2013 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	1,382	1,542	249	1,091	-	4,264	(185)	4,079
Cash costs	(887)	(918)	(251)	(629)	(1)	(2,686)	140	(2,545)
By-products revenue	40	2	-	67	-	110	-	109
Total cash costs	(847)	(916)	(250)	(562)	(1)	(2,576)	140	(2,436)
Retrenchment costs	(21)	(30)	(1)	(2)	-	(53)	1	(53)
Rehabilitation and other non-cash costs	(15)	(7)	3	(11)	-	(30)	-	(29)
Amortisation of assets	(191)	(193)	(42)	(161)	(5)	(592)	5	(587)
Total production costs	(1,073)	(1,146)	(290)	(736)	(7)	(3,251)	146	(3,106)
Inventory change	2	(38)	3	37	-	3	(1)	1
Cost of sales	(1,071)	(1,184)	(287)	(700)	(7)	(3,249)	144	(3,104)
Adjusted gross profit (loss)	**310**	**359**	**(38)**	**391**	**(7)**	**1,015**	**(40)**	**975**
Unrealised non-hedge derivatives and other commodity contracts	66	-	-	-	-	66	-	66
Gross profit (loss)	**376**	**359**	**(38)**	**391**	**(7)**	**1,081**	**(40)**	**1,041**
Corporate and other costs	(3)	(7)	(1)	(19)	(155)	(185)	2	(183)
Exploration and evaluation costs	(9)	(67)	(28)	(127)	(12)	(243)	29	(214)
Intercompany transactions	-	(82)	(7)	(2)	91	-	-	-
Special items	(296)	(1,902)	13	(972)	(165)	(3,321)	2	(3,319)
Operating profit (loss)	**68**	**(1,700)**	**(61)**	**(728)**	**(248)**	**(2,668)**	**(7)**	**(2,675)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(1)	(17)	1	150	131	(4)	126
Exchange (loss) gain	-	1	1	(2)	10	10	1	11
Share of equity accounted investments profit	-	(172)	-	(3)	16	(158)	(7)	(166)
Profit (loss) before taxation	66	(1,871)	(77)	(732)	(71)	(2,686)	(18)	(2,704)
Taxation	26	487	21	209	(3)	741	18	759
Profit (loss) for the period	**92**	**(1,384)**	**(56)**	**(523)**	**(74)**	**(1,945)**	**-**	**(1,945)**
Equity shareholders	92	(1,365)	(56)	(523)	(74)	(1,925)	-	(1,925)
Non-controlling interests	-	(20)	-	-	-	(20)	-	(20)
Operating profit (loss)	68	(1,700)	(61)	(728)	(248)	(2,668)	(7)	(2,675)
Retrenchment costs	21	30	1	2	-	53	(1)	53
Unrealised non-hedge derivatives and other commodity contracts	(66)	-	-	-	-	(66)	-	(66)
Intercompany transactions	-	82	7	2	(91)	-	-	-
Special items	298	1,853	-	968	86	3,204	-	3,204
Share of associates' EBIT	-	7	-	(3)	3	7	8	15
EBIT	**321**	**271**	**(53)**	**241**	**(250)**	**531**	**-**	**531**
Amortisation of assets	191	193	42	161	5	592	(5)	587
Share of associates' amortisation	-	-	-	-	-	-	5	5
EBITDA	**512**	**464**	**(11)**	**402**	**(244)**	**1,123**	**-**	**1,123**
Profit (loss) attributable to equity shareholders	92	(1,365)	(56)	(523)	(74)	(1,925)	-	(1,925)
Special items	296	1,669	-	968	86	3,019	-	3,019
Share of associates' special items	-	179	-	-	(16)	162	-	163
Taxation on items above	(82)	(494)	-	(327)	-	(903)	-	(903)
Headline earnings (loss)	**307**	**(11)**	**(56)**	**118**	**(4)**	**354**	**-**	**354**
Unrealised non-hedge derivatives and other commodity contracts	(66)	-	-	-	-	(66)	-	(66)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	18	-	-	-	-	18	-	18
Fair value adjustment on $1.25bn bonds	-	-	-	-	46	46	-	46
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	211	211	-	211
Adjusted headline earnings (loss)	**258**	**(11)**	**(56)**	**118**	**244**	**553**	**-**	**553**
Sustaining Ore reserve development capital	168	26	10	69	-	274	-	274
Sustaining Stay-in-business capital	64	245	52	107	6	473	(31)	442
Project capital	108	357	188	118	-	770	(287)	483
Total capital expenditure	**340**	**627**	**250**	**294**	**6**	**1,516**	**(318)**	**1,198**
Capitalised leased assets								(19)
Expenditures on intangible assets								(50)
Capital expenditure per statement of cash flows								**1,129**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	630	-	-	-	630
Mined	- 000 tonnes	4,078	1,189	977	1,722	7,965
Milled / Treated	- 000 tonnes	3,602	1,335	1,011	1,985	7,933
Recovered grade	- oz/ton	0.227	0.137	0.074	0.157	0.175
	- g/tonne	7.80	4.71	2.54	5.37	6.00
Gold produced	- oz (000)	903	202	83	342	1,530
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	12,547	265	-	-	12,812
Recovered grade	- oz/ton	0.010	0.007	-	-	0.010
	- g/tonne	0.340	0.230	-	-	0.340
Gold produced	- oz (000)	138	2	-	-	140
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	41,393	2,662	-	44,055
Mined	- 000 tonnes	-	97,861	6,980	17,550	122,391
Treated	- 000 tonnes	-	18,230	1,564	715	20,509
Stripping ratio	- ratio	-	4.53	4.85	21.14	5.22
Recovered grade	- oz/ton	-	0.046	0.070	0.170	0.052
	- g/tonne	-	1.57	2.39	5.84	1.78
Gold produced	- oz (000)	-	923	120	134	1,177
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	6,435	-	47,760	54,195
Placed	- 000 tonnes	-	813	-	16,606	17,419
Stripping ratio	- ratio	-	16.00	-	1.99	2.31
Recovered grade	- oz/ton	-	0.023	-	0.012	0.013
	- g/tonne	-	0.78	-	0.42	0.43
Gold placed	- oz (000)	-	20	-	222	242
Gold produced	- oz (000)	-	19	-	218	237
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.83	11.07	45.02	17.90	8.50
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,041	992	203	695	2,930
Joint ventures' gold produced	- oz (000)	-	154	-	-	154
Attributable gold produced	- oz (000)	1,041	1,146	203	695	3,084
Minority gold produced	- oz (000)	-	32	-	44	76
Subsidiaries' gold sold	- oz (000)	1,012	1,008	202	716	2,938
Joint ventures' gold sold	- oz (000)	-	150	-	-	150
Attributable gold sold	- oz (000)	1,012	1,158	202	716	3,088
Minority gold sold	- oz (000)	-	32	-	47	79
Spot price	- $/oz	1,651	1,651	1,651	1,651	1,651
Price received	- $/oz sold	1,654	1,646	1,648	1,648	1,649
All-in Sustaining costs	- $/oz sold	1,121	1,146	1,523	923	1,167
Total cash costs	- $/oz produced	825	778	1,143	656	790
Total production costs	- $/oz produced	1,062	965	1,268	903	1,005

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	1,669	1,958	333	1,243	-	5,203	(248)	4,955
Cash costs	(899)	(925)	(232)	(625)	31	(2,651)	167	(2,485)
By-products revenue	41	5	1	86	1	133	(1)	132
Total cash costs	(859)	(921)	(232)	(539)	32	(2,519)	166	(2,353)
Retrenchment costs	(5)	(1)	-	(3)	-	(9)	-	(8)
Rehabilitation and other non-cash costs	(11)	(21)	-	(19)	-	(51)	1	(50)
Amortisation of assets	(231)	(196)	(25)	(162)	(7)	(622)	7	(615)
Total production costs	(1,106)	(1,139)	(257)	(723)	24	(3,200)	174	(3,026)
Inventory change	31	(3)	2	41	-	71	(3)	68
Cost of sales	(1,075)	(1,141)	(254)	(682)	24	(3,129)	170	(2,958)
Adjusted gross profit (loss)	**594**	**817**	**78**	**560**	**24**	**2,074**	**(78)**	**1,996**
Unrealised non-hedge derivatives and other commodity contracts	(61)	-	-	-	-	(61)	-	(61)
Gross profit (loss)	**534**	**817**	**78**	**560**	**24**	**2,013**	**(78)**	**1,936**
Corporate and other costs	(6)	(9)	(1)	(26)	(205)	(247)	-	(247)
Exploration and evaluation costs	(7)	(73)	(62)	(107)	(26)	(275)	4	(271)
Intercompany transactions	-	(58)	(10)	(2)	69	-	-	-
Special items	(3)	(7)	11	1	(2)	-	-	-
Operating profit (loss)	**518**	**670**	**17**	**427**	**(140)**	**1,492**	**(74)**	**1,418**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(5)	(3)	-	(1)	46	36	1	38
Exchange gain (loss)	-	(1)	1	(1)	7	6	3	7
Share of equity accounted investments profit (loss)	-	-	-	(19)	(17)	(36)	48	12
Profit (loss) before taxation	512	666	17	406	(104)	1,497	(22)	1,475
Taxation	34	(298)	(8)	(122)	(19)	(414)	22	(391)
Profit (loss) for the period	**546**	**367**	**9**	**284**	**(123)**	**1,084**	**-**	**1,084**
Equity shareholders	546	381	9	266	(132)	1,071	-	1,071
Non-controlling interests	-	(14)	-	18	9	13	-	13
Operating profit (loss)	518	670	17	427	(140)	1,492	(74)	1,418
Retrenchment costs	5	1	-	3	-	9	-	8
Unrealised non-hedge derivatives and other commodity contracts	61	-	-	-	-	61	-	61
Intercompany transactions	-	58	10	2	(69)	-	-	-
Special items	7	(2)	3	1	(1)	9	-	9
Share of associates' EBIT	-	-	-	(19)	(7)	(26)	74	48
EBIT	**591**	**728**	**30**	**413**	**(218)**	**1,544**	**-**	**1,544**
Amortisation of assets	231	196	25	162	7	622	(7)	615
Share of associates' amortisation	-	-	-	-	-	-	7	7
EBITDA	**827**	**924**	**55**	**575**	**(210)**	**2,165**	**-**	**2,165**
Profit (loss) attributable to equity shareholders	546	381	9	266	(132)	1,071	-	1,071
Special items	7	(2)	3	1	(1)	9	-	9
Share of associates' special items	-	-	-	-	9	9	-	9
Taxation on items above	(2)	2	(1)	-	-	(1)	-	(1)
Headline earnings (loss)	**552**	**382**	**11**	**267**	**(124)**	**1,088**	**-**	**1,088**
Unrealised non-hedge derivatives and other commodity contracts	61	-	-	-	-	61	-	61
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(17)	-	-	-	-	(17)	-	(17)
Fair value adjustment on $1.25bn bonds	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bond	-	-	-	-	(66)	(66)	-	(66)
Fair value adjustment on mandatory convertible bond	-	-	-	-	(97)	(97)	-	(97)
Adjusted headline earnings (loss)	**595**	**382**	**11**	**267**	**(287)**	**969**	**-**	**969**
Sustaining Ore reserve development capital	188	34	12	53	-	286	-	286
Sustaining Stay-in-business capital	96	343	18	82	35	574	(6)	569
Project capital	112	244	149	111	-	617	(155)	462
Total capital expenditure	**396**	**622**	**180**	**246**	**35**	**1,478**	**(161)**	**1,317**
Capitalised leased assets								(3)
Expenditures on intangible assets								(52)
Capital expenditure per statement of cash flows								**1,262**

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE: (Shares)	AGD
LES : (Dis)	AGD
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor: UBS (South Africa) (Pty) Ltd

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: 020 7796 8644
Fax: 020 7796 8645
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
RN Duffy^ (Chief Financial Officer)
S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive
T T Mboweni^ (Chairman)
R Gasant^
Ms N P January-Bardill^
M J Kirkwood*
Prof L W Nkuhlu^
S M Pityana^
R J Ruston~

* British	^ South African
~ Australian	§ Indian

Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez

Investor Relations Contacts
South Africa
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 6, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary